Exhibit 2.1

Execution Version

CONTRIBUTION AGREEMENT

by and among

DCP Midstream, LLC,

DCP Midstream Partners, LP

and

DCP Midstream Operating, LP

dated as of

December 30, 2016

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4.16.	Title to Personal Property	26
4.17.	Bank Accounts	26
4.18.	Financial Statements	26
4.19.	Absence of Changes	26
4.20.	Assets of HoldCo	26
4.21.	Investment Intent	26
4.22.	Undisclosed Liabilities	27
4.23.	No Other Business	27
4.24.	Transactions with Affiliates	27
4.25.	Management Projections	27
4.26.	No Other Representations or Warranties; Schedules	28

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF MLP	28

5.1.	Organization, Good Standing, and Authorization	28
5.2.	Enforceability	28
5.3.	Validly Issued Units and Newly Issued IDRs	28
5.4.	No Conflicts	28
5.5.	Consents, Approvals, Authorizations and Governmental Regulations	29
5.6.	Litigation	29
5.7.	Independent Investigation	29
5.8.	Broker’s or Finder’s Fees	29
5.9.	Investment Intent	30

ARTICLE VI	COVENANTS	30

6.1.	Conduct of Business	30
6.2.	Access and Information	31
6.3.	HoldCo Financing	31
6.4.	HoldCo Revolver Payoff	31
6.5.	Support of Transaction; Regulatory Filings	32
6.6.	Supplements to Schedules	32
6.7.	Preservation of Records	32
6.8.	Tax Covenants; Preparation of Tax Returns	33
6.9.	Intercompany Agreements	34
6.10.	Intercompany Payables and Intercompany Receivables	34
6.11.	Third Amendment to the Limited Partnership Agreement	34
6.12.	Guaranties or Bonds	34
6.13.	Maintenance of Net Worth of HoldCo	35
6.14.	DCP Sand Hills and DCP Southern Hills Tax Termination Make-Whole	35
6.15.	Further Assurances	36

ARTICLE VII	CONDITIONS TO CLOSING	36

7.1.	Conditions to the Obligations of HoldCo	36
7.2.	Conditions to the Obligations of MLP	37

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ARTICLE VIII	CLOSING	38

8.1.	Time and Place of Closing	38
8.2.	Deliveries at Closing	38

ARTICLE IX	TERMINATION	39

9.1.	Termination	39
9.2.	Effect of Termination Prior to the Closing	40

ARTICLE X	INDEMNIFICATION	40

10.1.	Indemnification by MLP	40
10.2.	Indemnification by HoldCo	40
10.3.	Deductibles, Caps, Survival and Certain Limitations	40
10.4.	Notice of Asserted Liability; Opportunity to Defend	43
10.5.	Materiality Conditions	44
10.6.	Exclusive Remedy	45
10.7.	Mitigation	45
10.8.	Limitation on Damages	45
10.9.	Bold or Capitalized Letters	45
10.10.	Consideration Adjustment	45
10.11.	Payment	46

ARTICLE XI	MISCELLANEOUS PROVISIONS	46

11.1.	Expenses	46
11.2.	Further Assurances	46
11.3.	Transfer Taxes	46
11.4.	Assignment	46
11.5.	Entire Agreement, Amendments and Waiver	47
11.6.	Disclosure Schedules	47
11.7.	Severability	48
11.8.	Counterparts	48
11.9.	Governing Law, Dispute Resolution	48
11.10.	Notices and Addresses	49
11.11.	Press Releases	51
11.12.	Offset	51
11.13.	Third Party Beneficiaries	51
11.14.	Negotiated Transaction	51

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SCHEDULES AND EXHIBITS

Schedules

Schedule 1.1(a)	Assets
Schedule 1.1(b)	HoldCo Knowledge Parties
Schedule 1.1(c)	Permitted Encumbrances
Schedule 1.1(d)	Restructuring
Schedule 3.4	HoldCo Required Consents and Approvals
Schedule 4.5	Capitalization
Schedule 4.6	Taxes
Schedule 4.7	Litigation
Schedule 4.8	Material Contracts
Schedule 4.11	Preferential Rights
Schedule 4.12	Real Property Matters
Schedule 4.13	Environmental Matters
Schedule 4.17	Bank Accounts
Schedule 4.18	Financial Statements
Schedule 4.19	Certain Changes
Schedule 4.22(b)	Third Party Indebtedness
Schedule 4.22(c)	HoldCo Notes
Schedule 4.22(d)	Letters of Credit
Schedule 5.5	MLP Required Consents and Approvals
Schedule 6.1(c)	Permitted Activities

Exhibits

Exhibit A-1	Form of Assignment of Contributed IDRs
Exhibit A-2	Form of Assignment of Subject Interests
Exhibit B-1	Form of Certificate of Common Units
Exhibit B-2	Form of Certificate of General Partner Units
Exhibit B-3	Form of Confirmation of Issuance of Newly Issued IDRs
Exhibit C	Form of Services and Employee Secondment Agreement
Exhibit D-1	Form of Supplemental Indenture to the Senior Indenture
Exhibit D-2	Form of Supplemental Indenture to the Subordinated Indenture
Exhibit E	Form of Third Amendment to the Limited Partnership Agreement
Exhibit F	Form of Consideration Designation Certificate

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CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is dated as of December 30, 2016 (the “Execution Date”) and is by and among DCP Midstream, LLC, a Delaware limited liability company (“HoldCo”), DCP Midstream Partners, LP, a Delaware limited partnership (“MLP”), and DCP Midstream Operating, LP, a Delaware limited partnership (“OLP” and, together with MLP, the “Transferees”). HoldCo, MLP and OLP are sometimes referred to herein collectively as the “Parties” and individually as a “Party”.

RECITALS

A. HoldCo directly or indirectly owns 100% of the issued and outstanding equity interests in each of the Entities (as defined below).

B. Immediately prior to the Closing (as defined below), HoldCo will directly own the Subject Interests (as defined below).

C. MLP owns, directly or indirectly, 100% of the limited partner interests and general partner interests of OLP.

D. On the terms and subject to the conditions hereof, at the Closing HoldCo will, among other things, (1) contribute the Subject Interests to OLP, (2) contribute the Cash Contribution (as defined below) to OLP and (3) cause GP to contribute the Contributed IDRs (as defined below) to OLP.

E. Prior to the Closing, HoldCo will consummate certain intercompany restructuring transactions such that the Contributions (as defined below) can occur.

F. In exchange for the Contributions (as defined below) and the execution of the Third Amendment to the Limited Partnership Agreement (as defined below), at the Closing, (1) MLP will issue the Unit Consideration (as defined below) in accordance with this Agreement, (2) MLP will issue the Newly Issued IDRs to GP and (3) OLP will assume all of the HoldCo Notes (as defined below) pursuant to the Supplemental Indentures (as defined below) and thereafter timely perform and discharge the HoldCo Notes and the HoldCo Indentures (as defined below) in accordance with their respective terms.

G. The Conflicts Committee (as defined below) has (1) received an opinion of Evercore Group, L.L.C., the financial advisor to the Conflicts Committee, that the Consideration (as defined below) to be paid by MLP is fair, from a financial point of view, to MLP and the holders of Common Units (as defined below) other than HoldCo and its Affiliates, (2) determined that this Agreement and the transactions contemplated hereby are in the best interest of MLP, (3) approved this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby and such approval constituted “Special Approval” for purposes of the Limited Partnership Agreement and (4) recommended that the Board of Directors (as defined below) approve this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

H. The board of directors of HoldCo has determined that this Agreement and the transactions contemplated hereby are in the best interest of HoldCo and has authorized and approved this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1. Certain Defined Terms. Capitalized terms used herein and not defined elsewhere in this Agreement shall have the meanings given such terms as is set forth below.

“Affiliate” shall mean, when used with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person as of the time or for the time periods during which such determination is made. For purposes of this definition “control”, when used with respect to any specified Person, shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have the meanings correlative to the foregoing. Notwithstanding the foregoing, the term “Affiliate” when applied to (a) MLP and OLP shall not include HoldCo, the Retained Entities, Spectra Energy Corp, a Delaware corporation, or Phillips 66, a Delaware corporation, or any entities owned, directly or indirectly, by HoldCo, the Retained Entities, Spectra Energy Corp or Phillips 66, other than entities owned, directly or indirectly, by MLP and (b) HoldCo shall not include MLP or any entities owned, directly or indirectly, by MLP.

“Agreement” shall have the meaning given such term in the introductory paragraph.

“Allocation Schedule” shall have the meaning given such term in Section 6.8(d).

“Assets” shall mean all of the following assets and properties of the Entities, including those assets set forth on Schedule 1.1(a):

(a) Personal Property. All tangible personal property of every kind and nature that relates to the ownership, operation, use or maintenance of the Facilities, including meters, valves, engines, field equipment, office equipment, fixtures, trailers, tools, instruments, spare parts, machinery, computer equipment, telecommunications equipment, furniture, supplies and materials that are located at the Facilities, and any hydrocarbon inventory at the Facilities, including linefill as of the Closing (collectively, the “Personal Property”);

(b) Real Property. All Owned Real Property, Leased Real Property and Entity Rights-of-Way that relate to the ownership, operation, use or maintenance of the Facilities, (collectively, the “Real Property Interests”), and all fixtures, buildings and improvements located on or under such Real Property Interests;

(c) Permits. All permits, licenses, certificates, orders, approvals, authorizations, grants, consents, concessions, warrants, franchises and similar rights and privileges which are necessary for, or are used or held for use for or in connection with, the ownership, operation, use or maintenance of the other Assets (collectively, the “Permits”);

(d) Contract Rights. All legally binding written agreements, contracts, commitments, instruments, undertakings, leases, notes, mortgages, indentures, settlements, licenses or other legally binding written agreements that relate to the ownership, operation, use or maintenance of the other Assets, including any assignable gathering, processing, balancing and other agreements for the handling of natural gas or liquids, purchase and sales agreements, storage agreements, transportation agreements, marketing agreements, equipment leases, rental contracts, and service agreements related to the Facilities (collectively, the “Contracts”);

(e) Intellectual Property. All Intellectual Property, technical information, shop rights, designs, plans, manuals, specifications and other proprietary and nonproprietary technology and data used in connection with the ownership, operation, use or maintenance of the other Assets;

(f) Facilities. All meter stations, gas processing plants, treaters, dehydration units, compressor stations, fractionators, liquid handling facilities, platforms, warehouses, field offices, control buildings, pipelines, gathering systems, tanks, pump stations and other associated facilities that are owned by the Entities (collectively, the “Facilities”);

(g) Books and Records; Bank Accounts. All contract, land, title, engineering, environmental, operating, accounting, business, marketing, and other data, files, documents, instruments, notes, correspondence, papers, ledgers, journals, reports, abstracts, surveys, maps, books, records, and studies which relate to the Assets or which are used or held for use in connection with, the ownership, operation, use or maintenance of the other Assets (collectively, the “Records”) and, subject to Section 2.3, the Bank Accounts of the Entities and associated cash balances; and

(h) Incidental Rights. All of the following insofar as they are attributable or relate to any of the other Assets described in clauses (a) through (g): (i) all purchase orders, invoices, storage or warehouse receipts, bills of lading, certificates of title and documents, (ii) all keys, lock combinations, computer access codes and other devices or information necessary to gain entry to or take possession of such Assets, (iii) all rights in any confidentiality or nonuse agreements relating to the other Assets, and (iv) the benefit of and right to enforce all covenants, warranties, guarantees and suretyship agreements running in favor of the Entities relating to the Assets and all security provided for payment or performance thereof.

“Assignment of Contributed IDRs” shall mean the assignment of interests in the form of Exhibit A-1.

“Assignment of Subject Interests” shall mean the assignment of interests in the form of Exhibit A-2.

“Assumed Debt Consideration” shall have the meaning given such term in Section 2.2(a).

“Bank Accounts” shall have the meaning given such term in Section 4.17.

“Benefit Plan” shall mean any of the following: (a) any “employee welfare benefit plan” or “employee pension benefit plan” as defined in Sections 3(1) and 3(2) of ERISA, respectively, (whether or not subject to ERISA and whether or not intended to be tax-qualified) and (b) any other compensation or benefit plan, agreement, understanding, policy, contract or arrangement, including a deferred compensation plan (together with (i) any trust established thereunder and in support thereof, and (ii) the assets of such trust), incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan, golden parachute agreement, severance plan, dependent care plan, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, non-competition agreement, consulting agreement, vacation policy, and other similar plan, agreement, understanding, policy, contract or arrangement.

“Board of Directors” shall have the meaning given such term in the Limited Partnership Agreement.

“Built-in Gain” shall have the meaning given such term in Section 6.8(d).

“Business Day” shall mean any day, other than Saturday and Sunday, on which federally-insured commercial banks in Houston, Texas are generally open for business and capable of sending and receiving wire transfers.

“Cash Balance” shall mean all cash and cash equivalents of the Entities as of the Effective Time; provided, however, that if HoldCo delivers the Cash Contribution to OLP pursuant to Section 8.2(a)(i)(B), then the Cash Balance shall not include the Cash Contribution.

“Cash Contribution” shall mean an amount equal to $424,000,000.

“Certificate” shall mean a Certificate of Common Units or a Certificate of General Partner Units.

“Certificate of Common Units” shall mean a certificate representing Common Units in MLP in the form of the attached Exhibit B-1.

“Certificate of General Partner Units” shall mean a certificate representing General Partner Units in MLP in the form of the attached Exhibit B-2.

“Claim” shall mean any written demand, claim or notice by a Third Person of noncompliance or violation or Proceeding.

“Claim Notice” shall have the meaning given such term in Section 10.3(d).

“Closing” shall have the meaning given such term in Section 8.1.

“Closing Date” shall have the meaning given such term in Section 8.1.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Commercially Reasonable Efforts” shall mean efforts which are reasonably within the contemplation of the Parties on the date hereof, which are designed to enable a Party, directly or indirectly, to satisfy a condition to, perform or otherwise assist in the consummation of the transactions contemplated by this Agreement or to perform the covenants and agreements contained in this Agreement and which do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are reasonable in nature and amount in the context of the transactions contemplated by this Agreement.

“Common Units” shall have the meaning given such term in the Limited Partnership Agreement.

“Confirmation of Issuance of Newly Issued IDRs” shall mean the Confirmation of Issuance of Newly Issued IDRs in the form of Exhibit B-3.

“Conflicts Committee” shall mean the Special Committee of the Board of Directors of DCP Midstream GP, LLC that is a “Conflicts Committee” within the meaning given such term in the Limited Partnership Agreement.

“Consideration” shall have the meaning given such term in Section 2.2(a).

“Consideration Designation Certificate” has the meaning given such term in Section 2.2(b).

“Contracts” shall have the meaning given such term in the definition of Assets.

“Contributed IDRs” shall mean the Incentive Distribution Rights that are owned by GP immediately prior to the Closing.

“Contributions” shall have the meaning given such term in Section 2.1.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Sections 206(g), 302 or 303 of ERISA, (c) under Sections 412, 430, 431, 436 or 4971 of the Code, and (d) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Covered Transfer” shall have the meaning given such term in Section 6.8(e).

“DCP Midstream, LP” shall mean DCP Midstream, LP, a Delaware limited partnership.

“DCP Sand Hills” shall mean DCP Sand Hills Pipeline, LLC, a Delaware limited liability company.

“DCP Sand Hills LLC Agreement” shall mean the Second Amended and Restated Limited Liability Company Agreement of DCP Sand Hills dated as of September 3, 2013 by and among DCP Midstream, LP, Spectra Energy Southern Hills Holding, LLC and Phillips 66 Sand Hills LLC, as amended.

“DCP Southern Hills” shall mean DCP Southern Hills Pipeline, LLC, a Delaware limited liability company.

“DCP Southern Hills LLC Agreement” shall mean the Second Amended and Restated Limited Liability Company Agreement of DCP Southern Hills dated as of September 3, 2013 by and among DCP LP Holdings, LLC, Spectra Energy Southern Hills Holding, LLC and Phillips 66 Southern Hills LLC, as amended.

“DCP Services” shall have the meaning given such term in Section 10.3(g).

“Defensible Title” shall mean, as to the applicable Assets, such title to such Assets that vests the applicable Entity with good and valid title in and to such Assets free and clear of Liens other than Permitted Encumbrances.

“Disclosure Schedules” shall have the meaning given such term in Section 11.6.

“Discount Rate” means the lesser of (a) two percent (2%) above the per annum rate of interest announced from time to time as the “prime rate” for commercial loans by The Wall Street Journal, as such “prime rate” may change from time to time, or (b) the maximum applicable non-usurious rate of interest.

“Dispute” shall mean any dispute, claim, counterclaim, demand, cause of action, controversy or other matter in question arising out of or relating to this Agreement or any other Transaction Document, or the alleged breach hereof or thereof, or in any way relating to the subject matter of this Agreement or any other Transaction Document or the relationship between the Parties created by this Agreement or any other Transaction Document, regardless of whether (a) allegedly extra-contractual in nature, (b) sounding in contract, tort or otherwise, (c) provided for by applicable Law or otherwise, or (d) seeking damages or any other relief, whether at law, in equity or otherwise.

“Effective Time” shall mean 12:01 a.m. Houston, Texas time on the Closing Date.

“Entities” shall mean, collectively, (a) DCP LP Holdings, LLC, a Delaware limited liability company, (b) Gas Supply Resources Holdings, LLC, a Delaware limited liability company, (c) DCP Tolar Gas Service, LLC, a Delaware limited liability company, (d) DCP Tolar Pipeline, LLC, a Delaware limited liability company, (e) National Helium, LLC, a Delaware limited liability company, (f) DCP Guadalupe Pipeline, LLC, a Delaware limited liability company, (g) DCP Midstream Holding, LLC, a Delaware limited liability company, (h) DCP Midstream, LP, (i) DCP Zia Plant LLC, a Delaware limited liability company, (j) DCP Mobile Bay Processing, LLC, a Delaware limited liability company, (k) DCP Dauphin Island, LLC, a Delaware limited liability company, (l) Dauphin Island Gathering Partners, a Texas general partnership, (m) DCP New Mexico Development, LLC, a Delaware limited liability company, (n) DCP NGL Services, LLC, a Delaware limited liability company, (o) Cimarron River Pipeline, LLC, a Delaware limited liability company, (p) DCP Raptor Pipeline, LLC, a Delaware limited liability company, (q) DCP Midstream Marketing, LLC, a Delaware limited liability company, (r) DCP NGL Operating, LLC, a Delaware limited liability company, (s) DCP Hills Holding, LLC, a Delaware limited liability company, (t) DCP Sand Holding, LLC, a Delaware limited liability company, and (u) DCP Southern Holding, LLC, a Delaware limited liability company.

“Entity Rights-of-Way” shall have the meaning given such term in Section 4.12.

“Environmental Law” shall mean any and all Laws of any Governmental Authority in existence as of the date hereof pertaining to employee health, public safety, pollution or the protection of the environment or natural resources or to Hazardous Materials in any and all jurisdictions in which the party in question owns property or conducts business or in which the Assets are located, including the Clean Air Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Federal Water Pollution Control Act, the Occupational Safety and Health Act of 1970 (to the extent relating to environmental matters), the Resource Conservation and Recovery Act of 1976, the Safe Drinking Water Act, the Toxic Substances Control Act, the Hazardous & Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Oil Pollution Act of 1990, any state or local Laws implementing or substantially equivalent to the foregoing federal Laws, and any state or local Laws pertaining to the handling of oil and gas exploration, production, gathering and processing wastes or the use, maintenance and closure of pits and impoundments.

“Environmental Matter” shall have the meaning given such term in Section 4.7(d).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exhibits” shall mean the exhibits attached to and made a part of this Agreement.

“Execution Date” shall have the meaning given such term in the introductory paragraph.

“Existing MLP Debt” shall mean Indebtedness of MLP or its Subsidiaries pursuant to (a) that certain Amended and Restated Revolving Credit Agreement, dated as of May 1, 2014, by and among OLP, as borrower, MLP as guarantor, Wells Fargo Bank, National Association, as administrative agent, and the lenders and issuing lenders party thereto, as amended, restated, supplemented or otherwise modified and (b) that certain indenture, dated as of September 30, 2010, by and among OLP, any guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as amended and supplemented prior to the Execution Date, and the notes issued pursuant thereto, collectively, (i) the 4.95% Senior Notes due 2022, (ii) the 2.50% Senior Notes due 2017, (iii) the 3.875% Senior Notes due 2023, (iv) the 2.70% Senior Notes due 2019 and (v) the 5.60% Senior Notes due 2044.

“Facilities” shall have the meaning given such term within the definition of Assets.

“Financial Projections” shall mean the financial projections contained in the Non-Binding Proposal to the Special Committee of DCP Midstream Partners, LP dated October 7, 2016.

“Financial Statements” shall have the meaning given such term in Section 4.18.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, consistently applied during the periods presented.

“Guaranty or Bond” means any guaranty, letter of credit, surety or performance bond and any other similar agreement or arrangement pursuant to which HoldCo or the Retained Entities has obligations with respect to any obligations of any one or more of the Entities, and any security or collateral furnished in connection with any such guaranty, letter of credit, surety or performance bond or other similar agreement or arrangement.

“General Partner Units” shall have the meaning given such term in the Limited Partnership Agreement.

“Governmental Approval” shall mean all permits, licenses, certificates, consents, franchises, exemptions and authorizations required to be obtained from any Governmental Authority.

“Governmental Authority” shall mean (a) the United States or any state or political subdivision thereof within the United States and (b) any court or any governmental or administrative department, commission, board, bureau or agency of the United States or of any state or political subdivision thereof within the United States.

“GP” shall mean DCP Midstream GP, LP, a Delaware limited partnership and the general partner of MLP.

“Hazardous Materials” shall mean: (a) any wastes, chemicals, materials or substances defined or included in the definition of “hazardous substances,” “hazardous materials,” “toxic substances,” “solid wastes,” “pollutants,” “contaminants,” or words of similar import, under any Environmental Law; (b) any hydrocarbon or petroleum or component thereof, (including, without limitation, crude oil, natural gas, natural gas liquids, or condensate that is not reasonably and commercially recoverable); (c) oil and gas exploration or production wastes including produced water; (d) radioactive materials (other than naturally occurring radioactive materials), friable asbestos, mercury, lead based paints and polychlorinated biphenyls, (e) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority; or (f) any regulated constituents or substances in concentrations or levels that exceed numeric or risk-based standards established pursuant to Environmental Laws.

“HoldCo” shall have the meaning given such term in the introductory paragraph.

“HoldCo Disclosure Schedule” shall mean the disclosure schedule of even date herewith delivered to MLP by HoldCo.

“HoldCo Financing” shall have the meaning given such term in Section 6.3.

“HoldCo Indemnitees” shall have the meaning given such term in Section 10.1.

“HoldCo Indentures” shall mean, collectively, the Senior Indenture and the Subordinated Indenture.

“HoldCo Notes” shall mean, collectively, (a) the 8.125% Notes due 2030 of HoldCo (as successor to Duke Energy Field Services, LLC) issued pursuant to the Senior Indenture, (b) the 6.450% Notes due 2036 of HoldCo (as successor to Duke Energy Field Services, LLC) issued pursuant to the Senior Indenture, (c) the 6.750% Notes due 2037 of HoldCo issued pursuant to the Senior Indenture, (d) the 9.75% Notes due 2019 of HoldCo issued pursuant to the Senior Indenture, (e) the 5.35% Notes due 2020 of HoldCo issued pursuant to the Senior Indenture, (f) the 4.75% Notes due 2021 of HoldCo issued pursuant to the Senior Indenture and (g) the 5.85% Fixed-to-Floating Rate Junior Subordinated Notes due 2043 of HoldCo issued pursuant to the Subordinated Indenture.

“HoldCo Required Consents and Approvals” shall have the meaning given such term in Section 3.4.

“HoldCo Revolver” shall mean the Second Amended and Restated Revolving Credit Agreement, dated as of May 27, 2016, by and among HoldCo, Mizuho Bank, Ltd., as administrative agent, the guarantors party thereto and the lenders and issuing lenders party thereto, as amended, restated, supplemented or otherwise modified.

“HoldCo Revolver Loan Documents” has the meaning given to the term “Loan Documents” in the HoldCo Revolver.

“HoldCo Transaction Expenses” means the legal, accounting and financial advisory fees, costs and expenses (including underwriting discounts and commissions) incurred by HoldCo and its Subsidiaries in connection with the Restructuring, the HoldCo Financing and the negotiation of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all fees, costs and expenses of Bracewell LLP and Bank of America Merrill Lynch.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Distribution Rights” shall have the meaning given such term in the Limited Partnership Agreement.

“Indebtedness” means, with respect to any Person, as of any specified time, (a) all obligations of such Person for borrowed money to the extent required to be reflected as a liability on a balance sheet prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent required to be reflected as a liability on a balance sheet prepared in accordance with GAAP, (c) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances or similar credit transactions to the extent drawn, and (d) all obligations of such Person guaranteeing any obligations of any other Person of the type described in the foregoing clauses (b) and (c).

“Indemnified Party” shall have the meaning given such term in Section 10.4(a).

“Indemnifying Party” shall have the meaning given such term in Section 10.4(a).

“Intellectual Property” shall mean rights to any patents, patent applications, patent rights, trademarks, trademark applications, service marks, service mark applications, copyrights, trade names, unregistered copyrights or trade secrets.

“Intercompany Agreement” means any Contract between HoldCo or any Retained Entity, on the one hand, and any of the Entities, on the other hand.

“Knowledge of HoldCo” or “HoldCo’s Knowledge” shall mean the actual knowledge of the individuals listed on Schedule 1.1(b), after reasonable inquiry.

“Law” shall mean any applicable statute, law (including common law), regulation, rule, ruling, ordinance, order, restriction, requirement, writ, judgment, injunction, decree or other official act of or by any Governmental Authority.

“Leased Real Property” shall have the meaning given such term in Section 4.12.

“Lien” shall mean any lien, mortgage, easement, pledge, claim, charge, security interest or other encumbrance, option or defect on title.

“LIBOR” shall mean the British Bankers’ Association interbank offered rates as of 11:00 a.m. London time for deposits in dollars that appear on the relevant page of the Reuters service (currently page LIBOR01) or, if not available, on the relevant pages of any other service (such as Bloomberg Financial Markets Service) that displays such British Bankers’ Association rates.

“Limited Partnership Agreement” shall mean the Second Amended and Restated Agreement of Limited Partnership of MLP, dated as of November 1, 2006, as amended by Amendment No. 1 thereto, dated as of April 11, 2008, and Amendment No. 2 thereto, dated as of April 1, 2009, and as may be amended from and after the Execution Date to and excluding the Closing Date in accordance with this Agreement.

“Loss” or “Losses” shall mean any and all damages, demands, payments, obligations, penalties, assessments, disbursements, claims, costs, liabilities, losses, causes of action, and expenses, including interest, awards, judgments, settlements, fines, fees, costs of defense and reasonable attorneys’ fees, costs of accountants, expert witnesses and other professional advisors and costs of investigation and preparation of any kind or nature whatsoever.

“Lost Deferral Amount” shall mean with respect to HoldCo or any of its Affiliates that recognizes Built-in Gain (that has not previously been recognized as income or gain by Holdco or any of its Affiliates as of that time) under Section 704(c) of the Code as a result of a Covered Transfer, an amount equal to (a) the product of (i) the income and gain recognized by HoldCo or any of its Affiliates under Section 704(c) of the Code in respect of such Covered Transfer multiplied by (ii) the Tax Rate, minus (b) an amount equal to the present value (using the Discount Rate) of the tax (calculated using the Tax Rate) that would have been paid over time by HoldCo or any of its Affiliates in respect of allocations of income and gain pursuant to Section 704(c) of the Code with respect to the Protected Asset that otherwise (but for the Covered Transfer) would have been made to HoldCo or any of its Affiliates under the Limited Partnership Agreement. For purposes of calculating the amount of income or gain under Section 704(c) of the Code (“Section 704(c) Gain”) that is allocated to HoldCo or any of its Affiliates with respect to a Protected Asset, (x) subject to clause (y) below, any “reverse Section 704(c) gain” allocated to HoldCo or any of its Affiliates pursuant to Treasury Regulations Section 1.704-3(a)(6) shall be ignored, and (y) if, as a result of adjustments to the Carrying Value (as defined in the Limited Partnership Agreement) of the Protected Assets pursuant to Section 5.5(d)(i) of the Limited

Partnership Agreement, all or a portion of the gain recognized by MLP that would have been Section 704(c) Gain without regard to such adjustments becomes or is treated as “reverse Section 704(c) gain” or gain under Section 704(b) of the Code, then such gain shall continue to be treated as Section 704(c) Gain; provided that the total amount of Section 704(c) Gain taken into account for purposes of calculating the Lost Deferral Amount shall not exceed the initial Built-in Gain amount with respect to the Protected Assets as of the Closing Date.

“Material Adverse Effect” shall mean, a single event, occurrence or fact, or series of events, occurrences or facts, that, alone or together with all other events, occurrences or facts (a) would have a material adverse change in or effect on the Entities, taken as a whole, or the Assets (including the cost to remedy, replace or obtain such Assets), taken as a whole, or (b) would result in the prohibition or material delay in the consummation of the transactions contemplated by this Agreement, excluding (in each case) (i) matters that are generally industry-wide developments and (ii) changes or effects resulting from (A) changes in Law, GAAP, or general economic, regulatory or political conditions, or (B) the entry into or announcement of this Agreement, actions contemplated by this Agreement or the consummation of the transactions contemplated hereby.

“Material Contract” shall have the meaning given such term in Section 4.8.

“Materiality Condition” shall have the meaning given such term in Section 10.5.

“MLP” shall have the meaning given such term in the introductory paragraph.

“MLP Disclosure Schedule” shall mean the disclosure schedule of even date herewith delivered to HoldCo by MLP.

“MLP Indemnitees” shall have the meaning given such term in Section 10.2.

“MLP Required Consents and Approvals” shall have the meaning given such term in Section 5.5.

“Net Worth” shall mean, with respect to any Person, as of any date of determination, all amounts which would be included under members’ equity (or like caption) on the consolidated balance sheet of such Person at such date, determined in accordance with GAAP as of such date.

“Newly Issued IDRs” shall have the meaning given such term in Section 2.2(a).

“Non-Ordinary Course Intercompany Payables” shall mean, in respect of any Entity, all payables owed by such Entity to HoldCo or any Retained Entity, as determined in accordance with GAAP, other than any such payables accrued in the Ordinary Course of Business.

“Non-Ordinary Course Intercompany Receivables” shall mean, in respect of any Entity, all receivables owed to such Entity by HoldCo or any Retained Entity, as determined in accordance with GAAP, other than any such receivables accrued in the Ordinary Course of Business.

“Notice Period” shall have the meaning given such term in Section 10.4(c).

“OLP” shall have the meaning given such term in the introductory paragraph.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past practices.

“Original Agreements” shall have the meaning given such term in Section 10.3(g).

“Original Services Agreement” shall have the meaning given such term in Section 10.3(g).

“Outside Date” shall have the meaning given such term in Section 6.5(a).

“Outstanding Guaranty or Bond” shall have the meaning given such term in Section 6.12(b).

“Owned Real Property” shall have the meaning given such term in Section 4.12.

“Party” or “Parties” shall have the meaning given such term in the introductory paragraph.

“Permits” shall have the meaning given such term in the definition of Assets.

“Permitted Encumbrances” shall mean the following:

(a) the terms, conditions, restrictions, exceptions, reservations, limitations, and other matters contained in any document creating the Real Property Interests, or in any Permit or Contract;

(b) Liens for Taxes and assessments that are not yet due and payable (or that are being contested in good faith by appropriate Proceedings for which adequate reserves in accordance with GAAP have been established on the books of account of the applicable Entity);

(c) mechanic’s, materialmen’s, repairmen’s and other statutory Liens arising in the Ordinary Course of Business and securing obligations incurred prior to the Closing and (i) for which adequate reserves in accordance with GAAP have been established on the books of account of the applicable Entity, or (ii) that are not delinquent and that will be paid and discharged in the Ordinary Course of Business or, if delinquent, that are being contested in good faith with any action to foreclose on or attach any Assets on account thereof properly stayed and for which adequate reserves in accordance with GAAP have been established on the books of account of the applicable Entity;

(d) utility easements, restrictive covenants, defects and irregularities in title, encumbrances, exceptions and other matters that are of record that, singularly or in the aggregate, will not materially impair the value or materially interfere with the ownership, operation, use or maintenance of the Assets to which they pertain;

(e) required Third Person consents to assignment, preferential purchase rights and other similar agreements with respect to which consents or waivers are obtained from the appropriate Person for the transactions contemplated hereby prior to the Closing or, as to which the appropriate time for asserting such rights has expired as of the Closing without an exercise of such rights;

(f) Liens created by OLP or its successors or assigns;

(g) Liens granted pursuant to the HoldCo Revolver Loan Documents; and

(h) the Liens listed on Schedule 1.1(c).

“Person” shall mean any natural person, corporation, company, partnership (general or limited), limited liability company, trust, joint venture, joint stock company, unincorporated organization, Governmental Authority, or other entity or association.

“Personal Property” shall have the meaning given such term in the definition of Assets.

“Post-Closing Consents” shall mean consents or approvals from, or filings with Governmental Authorities, consents from railroads customarily obtained following the closing of transactions involving the transfer of assets similar to those owned by the Entities.

“Pre-Closing Tax Period” shall mean, with respect to the Entities, any taxable period (or portion thereof) ending prior to the Closing Date.

“Proceeding” shall mean any action, suit, claim, investigation, review or other judicial or administrative proceeding, at Law or in equity, before or by any Governmental Authority or arbitration or other dispute resolution proceeding.

“Protected Asset” shall mean, without duplication, (a) the Entities, (b) any asset of any Entity that is contributed in the Contributions and that is treated as disregarded from HoldCo for U.S. federal income tax purposes, and (c) a Substitute Protected Asset.

“Protected Asset Period” shall mean the period commencing on the Closing Date and ending on the four (4) year anniversary of the Closing Date.

“Qualified Claims” shall have the meaning given such term in Section 10.3(b)(iii).

“Real Property Interests” shall have the meaning given such term in the definition of Assets.

“Records” shall have the meaning given such term in the definition of Assets.

“Reserved Liabilities” shall mean any Taxes incurred by any Entity in Tax periods (and portions thereof) ending prior to and including the Closing Date to the extent resulting from or arising out of the Restructuring.

“Restructuring” shall mean, collectively, the steps taken by HoldCo and its Affiliates prior to the Closing and described on Schedule 1.1(d).

“Retained Entities” shall mean GP, DCP Midstream GP, LLC, a Delaware limited liability company, and DCP Services, LLC, a Delaware limited liability company.

“Right of Way” means easements, rights of way, licenses, land use permits and other similar agreements granting rights in the owned real property of another Person.

“Schedule Update” shall have the meaning given such term in Section 6.6.

“Schedules” shall mean the schedules attached to and made a part of this Agreement.

“Senior Indenture” shall mean that certain indenture, dated as of August 16, 2000, by and between HoldCo (as successor to Duke Energy Field Services, LLC) and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as Trustee, (a) as amended and supplemented prior to the Execution Date, and (b) as further amended or supplemented prior to the Closing to effect the Restructuring and the transactions contemplated by this Agreement.

“Services and Employee Secondment Agreement” shall mean an agreement by and between HoldCo (or one or more of its Subsidiaries) and MLP, substantially in the form attached as Exhibit C.

“Straddle Period” shall mean, with respect to the Entities, any taxable period beginning before, and ending on or after, the Closing Date.

“Securities Act” shall mean the Securities Act of 1933.

“Subject Interests” shall mean (a) 100% of the issued and outstanding equity interests in each of the following Persons: (i) Gas Supply Resources Holdings, LLC a Delaware limited liability company, (ii) DCP Mobile Bay Processing, LLC, a Delaware limited liability company, (iii) DCP Dauphin Island, LLC, a Delaware limited liability company, (iv) DCP New Mexico Development, LLC, a Delaware limited liability company, (v) DCP NGL Services, LLC, a Delaware limited liability company, (vi) Cimarron River Pipeline, LLC, a Delaware limited liability company, (vii) DCP Raptor Pipeline, LLC, a Delaware limited liability company, (viii) DCP Midstream Marketing, LLC, a Delaware limited liability company, (ix) DCP NGL Operating, LLC, a Delaware limited liability company, and (x) DCP Hills Holding, LLC, a Delaware limited liability company and (b) 99.8% of the issued and outstanding equity interests in DCP LP Holdings, LLC, a Delaware limited liability company.

“Subordinated Indenture” shall mean that certain indenture, dated as of May 21, 2013, by and between HoldCo and The Bank of New York Mellon Trust Company, N.A., (a) as amended and supplemented prior to the Execution Date, and (b) as further amended or supplemented prior to the Closing to effect the Restructuring and the transactions contemplated by this Agreement.

“Subsidiary” shall mean, with respect to any Person, (a) any corporation, of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) any limited liability company, partnership, association or other business entity, of which a majority of the partnership, limited liability company or other similar equity interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. Notwithstanding the foregoing, the term “Subsidiary”, when applied to HoldCo or any of its Affiliates, shall not include MLP or any of its Subsidiaries.

“Substitute Protected Asset” shall have the meaning given such term in Section 6.8(e).

“Supplemental Indentures” shall mean, collectively, (a) a supplemental indenture to the Senior Indenture dated as of the Closing Date, by and between OLP and The Bank of New York Mellon Trust Company, N.A., substantially in the form attached as Exhibit D-1, and (b) a supplemental indenture to the Subordinated Indenture dated as of the Closing Date, by and between OLP and The Bank of New York Mellon Trust Company, N.A., substantially in the form attached as Exhibit D-2.

“Target Cash Balance” shall mean $144,111,835.86.

“Tax” shall mean any federal, state, local or foreign income tax, ad valorem tax, excise tax, sales tax, use tax, franchise tax, real or personal property tax, transfer tax, gross receipts tax or other tax, assessment, duty, fee, levy or other governmental charge, together with and including, any and all interest, fines, penalties, assessments, and additions to Tax resulting from, relating to, or incurred in connection with any of those or any contest or dispute thereof.

“Tax Authority” shall mean any Governmental Authority having jurisdiction over the payment or reporting of any Tax.

“Tax Benefits” shall mean, with respect to a Loss claimed by an Indemnified Party hereunder, the amount by which the Tax liability of the Indemnified Party or any of its Affiliates for a taxable period would be reduced (including by deduction, reduction in income upon a sale, disposition or other similar transaction as a result of increased tax basis, receipt of a refund of Taxes or use of a credit of Taxes) plus any related interest (net of Taxes payable thereon) received from the relevant Tax Authority, as a result of the incurrence, accrual or payment of such Loss or Tax with respect to which the indemnification payment is being made, assuming that such Loss generates a Tax savings or benefit in the year in which the Loss is incurred calculated using the Tax Rate.

“Tax Rate” shall mean the lesser of (a) 37% and (b) the highest combined statutory federal and applicable state and local income Tax rate in effect with respect to corporations for the year in which the applicable indemnity payment arises in respect of the income or gain that gave rise to such payment.

“Tax Return” shall mean any report, statement, form, return or other document or information required to be supplied to a Tax Authority in connection with Taxes.

“Terminating Member” shall have the meaning given to such term in the DCP Sand Hills LLC Agreement or DCP Southern Hills LLC Agreement, as applicable.

“Third Amendment to the Limited Partnership Agreement” shall mean an amendment to the Limited Partnership Agreement, substantially in the form attached hereto as Exhibit E.

“Third Party Indebtedness” means, at a given time, in respect of an Entity, any and all Indebtedness of such Entity to any Person or Persons other than HoldCo or MLP or any of their respective Affiliates.

“Third Person” shall mean any Person other than a Party or its Affiliates.

“Third Person Awards” shall mean any actual recoveries from Third Persons by the Indemnified Party (including from insurance and third-party indemnification) in connection with the Claim for which such party is also potentially liable less any reasonable costs and expenses incurred by the Indemnified Party to pursue such recoveries.

“Transaction Documents” shall mean this Agreement, the Third Amendment to the Limited Partnership Agreement, the Assignment of the Contributed IDRs, the Confirmation of Issuance of the Newly Issued IDRs, the Assignment of Subject Interests, the Services and Employee Secondment Agreement and the Supplemental Indentures and any certificate, notice, filing or similar document related to any of the foregoing to be delivered at the Closing.

“Transfer” shall mean any direct or indirect sale, exchange, transfer or other disposition, whether voluntary or involuntary.

“Transferees” shall have the meaning given such term in the introductory paragraph

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“Unit Consideration” shall mean 28,552,480 Common Units and 2,550,644 General Partner Units.

“Units” shall mean Common Units and General Partner Units.

“VWAP” shall have the meaning given such term in Section 10.11.

1.2. Other Definitional Provisions. As used in this Agreement, unless expressly stated otherwise or the context requires otherwise, (a) all references to an “Article,” “Section,” or “subsection” shall be to an Article, Section, or subsection of this Agreement; (b) the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof; (c) the words used herein shall include the masculine, feminine and neuter gender, and the singular and the plural; (d) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (e) the word “or” shall not be exclusive, unless the context in which such word appears dictates otherwise; (f) the word “day” or “days” means a calendar day or days, unless otherwise denoted as a Business Day; (g) any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder; (h) references herein to the “United States” mean the United States of America and its territories and possessions; and (i) all references to currency herein shall be to the lawful currency of the United States, unless otherwise specified.

1.3. Headings. The headings of the Articles and Sections of this Agreement and of the Schedules and Exhibits are included for convenience of reference only and shall not be deemed to constitute part of this Agreement or to affect the construction or interpretation hereof or thereof.

1.4. Other Terms. Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

ARTICLE II

CONTRIBUTIONS; CONSIDERATION

2.1. Contributions; Entry into Third Amendment to the Limited Partnership Agreement. Upon the terms and subject to the conditions hereof, at the Closing, (i) HoldCo shall, (A) contribute, assign, transfer and convey the Subject Interests to OLP, (B) cause GP to contribute, assign, transfer and convey the Contributed IDRs to OLP and (C) contribute the Cash Contribution to OLP (collectively, the “Contributions”), (ii) OLP shall accept the Contributions, (iii) MLP shall cancel the Contributed IDRs immediately upon their acceptance by OLP, and (iv) HoldCo shall cause GP to execute the Third Amendment to the Limited Partnership Agreement.

2.2. Consideration.

(a) Upon the terms and subject to the conditions hereof, in consideration of OLP’s receipt of the Contributions described in Section 2.1 and the execution of the Third Amendment to the Limited Partnership Agreement, at the Closing, (i) MLP shall issue and deliver the Unit Consideration in the following manner: (A) 26,352,480 Common Units to HoldCo (or to HoldCo and any Retained Entity in such amounts as designated by HoldCo in the Consideration Designation Certificate) and shall deliver one or more Certificates evidencing the same duly registered in the name of HoldCo or its designees, (B) 2,200,000 Common Units to GP (or to HoldCo and any Retained Entity in such amounts as designated by GP in the Consideration Designation Certificate) and shall deliver one or more Certificates evidencing the same duly registered in the name of GP or its designees, and (C) 2,550,644 General Partner Units to GP and shall deliver one or more Certificates evidencing the same duly registered in the name of GP, (ii) MLP shall issue and deliver the Incentive Distribution Rights (as defined in the Third Amendment to the Limited Partnership Agreement) to GP (the “Newly Issued IDRs”), which shall be uncertificated at issuance, and (iii) OLP shall assume the HoldCo Notes pursuant to the Supplemental Indentures and thereafter timely perform and discharge the HoldCo Notes and the HoldCo Indentures in accordance with their respective terms (the “Assumed Debt Consideration” and, together with the Unit Consideration and the Newly Issued IDRs, the “Consideration”). MLP and HoldCo agree that the Newly Issued IDRs shall have the same legal, economic and other rights that the Contributed IDRs had immediately prior to the Closing except as otherwise expressly provided in the Third Amendment to the Limited Partnership Agreement. OLP, in its capacity as recipient of the Contributed IDRs, hereby agrees to be bound by the provisions of the Limited Partnership Agreement and consents to the cancellation of the Contributed IDRs and, to the extent necessary, the Third Amendment to the Limited Partnership Agreement.

(b) On or prior to the Closing Date, HoldCo and GP may prepare and deliver to MLP a certificate substantially in the form of Exhibit F (the “Consideration Designation Certificate”) that designates the allocation of the Common Units to be delivered pursuant to Section 2.2(a) among HoldCo, GP and the Retained Entities.

2.3. Cash Balance Adjustment. Within 45 days following the Closing Date, MLP shall calculate the Cash Balance and, if such amount is greater than or less than the Target Cash Balance, promptly notify HoldCo of such excess or deficiency, as the case may be. If the Cash Balance exceeds the Target Cash Balance, then within three (3) Business Days of determining the Cash Balance, MLP shall pay (or cause to be paid) to HoldCo by wire transfer of immediately available funds cash in an amount equal to the difference between (a) the Cash Balance and (b) the Target Cash Balance. If the Target Cash Balance exceeds the Cash Balance, then within three (3) Business Days of its receipt of the notice of such deficiency from MLP, HoldCo shall pay to OLP by wire transfer of immediately available funds cash in an amount equal to the difference between (x) the Target Cash Balance and (y) the Cash Balance. Any such payment shall be treated as an adjustment to the Cash Contribution for all Tax purposes, to the maximum extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HOLDCO

REGARDING HOLDCO

HoldCo represents and warrants to MLP as follows:

3.1. Organization, Good Standing and Authority. HoldCo is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. The execution and delivery of this Agreement and each other Transaction Document to which HoldCo is or will be a party and the consummation by HoldCo of the transactions contemplated hereby and thereby have been (or will be, prior to the execution and delivery thereof) duly and validly authorized by all necessary limited liability company action by HoldCo. This Agreement and each other Transaction Document to which HoldCo is or will be a party has been or will be duly executed and delivered by HoldCo. HoldCo has all requisite limited liability company power and authority to enter into this Agreement and each other Transaction Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby.

3.2. Enforceability. This Agreement constitutes, and upon execution of and delivery by HoldCo of the other Transaction Documents to which HoldCo is or will be a party, such Transaction Documents will constitute, valid and binding obligations of HoldCo, enforceable against HoldCo in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and general principles of equity.

3.3. No Conflicts. Assuming the receipt of all HoldCo Required Consents and Approvals and Post-Closing Consents, the execution, delivery and performance by HoldCo of this Agreement and each other Transaction Document to which it is or will be a party and the consummation of the transactions contemplated hereby or thereby will not:

(a) conflict with, constitute a breach, violation or termination of, give rise to any right of termination, cancellation or acceleration of or result in the loss of any right or benefit under, any agreement to which HoldCo is or will be a party;

(b) conflict with or violate the limited liability company agreement of HoldCo; or

(c) violate any Law applicable to HoldCo,

except where such violation of any provision in Section 3.3(a), 3.3(b) or 3.3(c) would not reasonably be expected, individually or in the aggregate, to cause a Material Adverse Effect.

3.4. Consents, Approvals, Authorizations and Governmental Regulations. Except as set forth on Schedule 3.4 (the “HoldCo Required Consents and Approvals”) and for Post-Closing Consents, no material order, consent, waiver, permission, authorization or approval of, or exemption by, or the giving of notice to or the registration or filing with, any Third Person, is necessary for HoldCo to execute, deliver and perform this Agreement or for HoldCo to execute, deliver and perform each other Transaction Document to which it is or will be a party. Obtaining or failing to obtain a Post-Closing Consent that is necessary for HoldCo to execute, deliver or perform this Agreement or for HoldCo to execute, deliver and perform each other Transaction Document to which it is or will be a party will not cause a Material Adverse Effect.

3.5. Title to the Subject Interests. At the Closing, HoldCo will have good and valid title to the Subject Interests and, except as provided or created by its organizational documents, the Securities Act or other applicable securities Laws, the Subject Interests are free and clear of any (a) restrictions on transfer, Liens, Claims, or Proceedings or (b) encumbrances, options, warrants, purchase rights, preemptive rights, contracts, commitments, equities or demands, to the extent any of the foregoing contain or create any right to acquire all or any right in or to the Subject Interests.

3.6. Title to Contributed IDRs. At the Closing, GP will have good and valid title to the Contributed IDRs and, except as provided or created by the Limited Partnership Agreement, the Securities Act or other applicable securities Laws, the Contributed IDRs are free and clear of any (a) restrictions on transfer, Liens, Claims, or Proceedings or (b) encumbrances, options, warrants, purchase rights, preemptive rights, contracts, commitments, equities or demands, to the extent any of the foregoing contain or create any right to acquire all or any right in or to the Contributed IDRs.

3.7. Litigation and Claims. There is no injunction, restraining order or Proceeding pending against HoldCo that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

3.8. Broker’s or Finder’s Fees. No investment banker, broker, finder or other Person is entitled to any brokerage or finder’s fee or similar commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of HoldCo or any of its Affiliates which is, or following the Closing would be, an obligation of MLP or any of its Subsidiaries (other than the fees and expenses of Evercore Group, L.L.C.).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO

REGARDING THE ENTITIES AND THEIR ASSETS

HoldCo represents and warrants to MLP as follows:

4.1. Organization, Good Standing and Authority.

(a) Each Entity has been duly organized, is validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own and operate its Assets and to carry on its business as presently conducted.

(b) Each Entity is qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The execution and delivery of each Transaction Document to which any Entity is or will be a party and the consummation by such Entity of the transactions contemplated thereby have been (or will be, prior to the execution and delivery thereof) duly and validly authorized by all necessary action by such Entity. Each Entity has all requisite power and authority to enter into each Transaction Document to which it is or will be a party, to perform its obligations thereunder and to carry out the transactions contemplated thereby.

4.2. Enforceability. Upon execution of and delivery by each Entity of the Transaction Documents to which such Entity is or will be a party, such Transaction Documents will constitute valid and binding obligations of such Entity, enforceable against such Entity in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and general principles of equity.

4.3. No Conflicts. Assuming the receipt of all HoldCo Required Consents and Approvals and Post-Closing Consents, the execution, delivery and performance by each Entity of each Transaction Document to which such Entity is or will be a party, and the consummation of the transactions contemplated thereby will not:

(a) conflict with, constitute a breach, violation or termination of, give rise to any right of termination, cancellation or acceleration of or result in the loss of any right or benefit under, any agreement to which such Entity is or will be a party or by which any of such Entity’s Assets are bound;

(b) conflict with or violate the limited liability company agreement or limited partnership agreement of such Entity; or

(c) violate any Law applicable to such Entity,

except where such violation of any provision in Section 4.3(a), 4.3(b) or 4.3(c) would not reasonably be expected, individually or in the aggregate, to cause a Material Adverse Effect.

4.4. Consents, Approvals, Authorizations and Governmental Regulations. Except for the HoldCo Required Consents and Approvals and for Post-Closing Consents, no material order, consent, waiver, permission, authorization or approval of, or exemption by, or the giving of notice to or the registration or filing with, any Third Person, is necessary for each Entity to execute, deliver and perform each Transaction Document to which it is or will be a party. Obtaining or failing to obtain a Post-Closing Consent that is necessary for each Entity to execute, deliver or perform a Transaction Document to which it is or will be a party will not cause a Material Adverse Effect.

4.5. Capitalization.

(a) There are no existing rights, agreements or commitments of any character obligating any of the Entities to issue, transfer or sell any additional ownership rights or interests or any other securities (debt, equity or otherwise) convertible into or exchangeable for such ownership rights or interests or repurchase, redeem or otherwise acquire any such interest.

(b) Part I of Schedule 4.5 sets forth, with respect to each Entity, (i) its name and jurisdiction of formation, (ii) the identity as of the Closing of each of its members or partners, as applicable, and (iii) the equity interests in such Person to be held immediately prior to the Closing by each such member or partner. Except as disclosed on Part II of Schedule 4.5, as of the Closing, the Entities will not have any Subsidiaries or own, directly or indirectly, any equity interest in any other Person.

4.6. Taxes. Except as set forth on Schedule 4.6:

(a) Each of the Entities is disregarded as separate from its owner for U.S. federal income Tax purposes and has not filed, and will not file on or prior to the Closing Date, an election under Treasury Regulation §301.7701-3 to be classified as a corporation for U.S. federal income Tax purposes;

(b) All material withholding Tax and Tax deposit requirements imposed with respect to the Entities for any and all periods or portions thereof ending prior to the Effective Time have been or will be timely satisfied in full;

(c) All material Tax Returns that are required to be timely filed for, by, on behalf of or with respect to Entities, before the Effective Time have been filed with the appropriate Governmental Authority; all material Taxes shown to be due and payable on such Tax Returns have been or will be paid in full;

(d) Except for the Reserved Liabilities, the aggregate amount of the unpaid Tax liabilities of the Entities for all Tax periods (or portions thereof) prior to and including the Closing Date will not exceed the aggregate amount of the unpaid Tax liabilities of the Entities as reflected on the Financial Statements as of the date of the most recent Financial Statements, as adjusted for Tax liabilities arising from operations and transactions in the Ordinary Course of Business of the Entities for the period from the date of the most recent Financial Statements to and including the Closing Date consistent with the past custom and practice of the Entities, including, for the avoidance of doubt, Tax liabilities that accrue on a daily basis, such as property Taxes;

(e) None of the Entities is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement that will remain in effect after the Closing; and

(f) Immediately prior to the Closing Date, at least 90% of the combined gross income of the Entities is “qualifying income” within the meaning of Section 7704(d) of the Code.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.6 and in Section 4.15 are HoldCo’s exclusive representations and warranties relating to Tax matters.

4.7. Litigation; Compliance with Laws.

(a) There is no injunction, restraining order or Proceeding pending against any of the Entities that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

(b) Except for the litigation and Claims identified on Schedule 4.7, there is no material written Claim, investigation or examination pending, or to the Knowledge of HoldCo, threatened, against or affecting the Entities (or their respective Assets) before or by any Third Person.

(c) There are no pending, or to the Knowledge of HoldCo, threatened Claims or Proceedings against or affecting the Entities (or their respective Assets) before or by any Third Person that would, individually or in the aggregate, have a Material Adverse Effect.

(d) To HoldCo’s Knowledge, the Assets have been owned and operated in material compliance with applicable Laws, except for any non-compliance which has been timely brought into compliance therewith. Notwithstanding anything herein to the contrary, the provisions of this Section 4.7(d) shall not relate to or cover any matter relating to or arising out of any Environmental Law (an “Environmental Matter”), which shall be governed by Section 4.13.

4.8. Material Contracts. Schedule 4.8 contains a true and correct list, as of the date of this Agreement, of all Material Contracts. No Entity is in default, and there is no event or circumstance that with notice, or lapse of time or both, would constitute an event of default by the applicable Entity, under the terms of any Material Contract. All of the Material Contracts are in full force and effect, and to HoldCo’s Knowledge, no counterparty to any Material Contract is in default under the terms of such Material Contract. The term “Material Contract” shall mean each Contract to which any of the Entities is a party that:

(a) expressly obligates an Entity to pay an amount in excess of $35,000,000 and has not been fully performed as of the date hereof;

(b) expressly restricts the ability of an Entity to compete or otherwise to conduct its business in any manner or place;

(c) provides for the sale of products or the provision of services (for a term greater than a year) for amounts in excess of $100,000,000 (for fixed price Contracts) or $700,000,000 (for indexed, cost-plus, reimbursable or tariff Contracts), including outstanding offers or quotes which by acceptance would create such a Contract, and which have not been fully performed as of the date hereof;

(d) provides a right of first refusal, preemptive right or other restrictive right that limits the ability to transfer, sell or assign an equity interest in the Entities;

(e) is with any current or former employee, officer or director of or individual who is a consultant to an Entity and that will remain in place after the Closing;

(f) is with any labor union or labor association;

(g) is a partnership or joint venture agreement with a Third Person in which any of the Entities is a party or by which any of them are bound, including any agreement or commitment to make a loan or contribution to any joint venture or partnership;

(h) is an agreement with a consideration in excess of $35,000,000 by an Entity to purchase or sell any assets (other than inventory in the Ordinary Course of Business), businesses, capital stock or other debt or equity securities of any Person and pursuant to which any Entity could reasonably be expected to have a material liability that has not been fully performed as of the date hereof;

(i) is an agreement with a consideration in excess of $35,000,000 involving the merger, consolidation, purchase, sale, transfer or other disposition of interests in real property, capital stock or other debt or equity securities of any Person prior to the Closing and pursuant to which any Entity could reasonably be expected to have a material liability that has not been fully performed as of the date hereof; or

(j) the performance, breach or termination of which would, individually or in the aggregate, have a Material Adverse Effect.

4.9. Governmental Approvals. All material Governmental Approvals required or necessary for the Entities to own, operate, use and maintain the Assets in the places and in the manner currently owned or operated, have been obtained, and are in full force and effect. HoldCo and its Affiliates have received no written notification concerning, and, to the Knowledge of HoldCo, there are no material violations that are in existence with respect to, such Governmental Approvals. No Proceeding is pending or, to the Knowledge of HoldCo, threatened with respect to the revocation or limitation of any of such Governmental Approvals. Notwithstanding anything herein to the contrary, the provisions of this Section 4.9 shall not relate to or cover any Environmental Matter, which shall be governed by Section 4.13.

4.10. Intellectual Property.

(a) To HoldCo’s Knowledge, none of HoldCo or any of the Entities has received any written notice alleging that the ownership, operation, use or maintenance of the Assets is a material infringement, misappropriation or conflict with respect to any Intellectual Property of any other Person; and

(b) To HoldCo’s Knowledge, none of HoldCo or any of the Entities has materially infringed, misappropriated or otherwise conflicted with any Intellectual Property of any other Person.

4.11. Preferential Rights to Purchase. Except as listed in Schedule 4.11, there are no preferential, preemptive or similar rights to purchase any portion of the Entities or their Assets that will arise upon execution of this Agreement or the consummation of the transactions contemplated hereby.

4.12. Title to Properties. Except (a) as set forth on Schedule 4.12 and (b) for Permitted Encumbrances, (i) the Entities have good and marketable title to all real property owned in fee by the Entities (specifically excluding any Rights-of-Way) and used by the Entities in the conduct of the business as conducted by the Entities as of the date hereof (“Owned Real Property”); (ii) the Entities have a valid leasehold interest in all real property leased by the Entities and used by the Entities in the conduct of the business as conducted by the Entities as of the date hereof (“Leased Real Property”); (iii) the Entities have Rights-of-Way in favor of the Entities as are necessary for the Entities to own, use and operate the Assets in the manner that such assets and properties are currently owned, used and operated in accordance with the terms of each Right-of-Way (“Entity Rights-of-Way”); (iv) regarding the instruments creating the Real Property Interests, there are no material violations, defaults or breaches thereunder, or existing facts or circumstances which upon notice or the passage of time or both will constitute a material violation, default or breach thereunder; (v) the Entities have operated and maintained the Real Property in compliance with all terms and provisions of the instruments creating the Real Property Interests; and (vi) no Entity has received or given any written notice of default or claimed default under any instruments relating to the Real Property Interests and is not participating in any negotiations regarding any material modifications thereof. There is no pending or, to the Knowledge of HoldCo, threatened condemnation of any Real Property Interests (excluding Rights-of-Way) by any Governmental Authority that would materially interfere overall with the conduct of the businesses of the Entities, taken as a whole, as conducted by the Entities on the date hereof.

4.13. Environmental Matters. Except as set forth on Schedule 4.13:

(a) to HoldCo’s Knowledge, none of the Entities has caused or allowed the generation, use, treatment, manufacture, storage, or disposal of Hazardous Materials at, on or from the Assets, except in material compliance with all applicable Environmental Laws;

(b) to HoldCo’s Knowledge, there has been no release of any Hazardous Materials at, on, from or underlying any of the Assets other than such releases that (i) are not required to be reported to a Governmental Authority, (ii) have been reported to the appropriate Governmental Authority or (iii) were in compliance with applicable Environmental Laws;

(c) to HoldCo’s Knowledge, the Entities have secured all material Governmental Approvals required under Environmental Laws for the ownership, operation, use and maintenance of the Assets, and the Entities are in material compliance with such Governmental Approvals;

(d) none of the Entities has received written inquiry or notice of any actual or, to HoldCo’s Knowledge, threatened material Claim related to or arising under any Environmental Law relating to the Assets;

(e) none of the Entities is currently operating or required to be operating any of the Assets under any compliance order, a decree or agreement, any consent decree or order, or corrective action decree or order issued by or entered into with any Governmental Authority under any Environmental Law or any Law regarding health or safety in the work place, the terms of which have not been satisfied;

(f) to HoldCo’s Knowledge, the Entities have owned, used and operated the Assets in material compliance with Environmental Laws, except for any non-compliance which has been remediated and brought into compliance with Environmental Laws; and

(g) to HoldCo’s Knowledge, none of the off-site facilities where Hazardous Materials from any of the Assets have been transported, stored, treated, recycled, disposed of or released has been designated as a facility that is subject to a Claim under the Environmental Laws.

4.14. Employee Matters.

(a) Immediately prior to the Closing, no Entity will have any employees.

(b) Each Entity is, and has been during each of the past three (3) years, in material compliance with all applicable Laws pertaining to employment and employment practices. All individuals characterized and treated by any Entity as consultants or contractors are properly treated as independent contractors under all applicable Laws. All employees of any Entity classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. Except for Proceedings identified on Schedule 4.7, there are no Proceedings against any Entity pending, or to HoldCo’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of any Entity that could reasonably be expected to result in material liability to MLP or any of its Affiliates.

4.15. Benefit Plan Matters.

(a) Immediately prior to the Closing, no Entity will sponsor, maintain, contribute to or be required to contribute to any Benefit Plans.

(b) There does not exist, nor do any circumstances exist that could reasonably be expected to result in, material liability to MLP or any of its Affiliates with respect to any Benefit Plan (including any Controlled Group Liability) sponsored, maintained, contributed to or required to be contributed to, at any time prior to Closing, by any Entity or its ERISA Affiliates or with respect to which any Entity has agreed contractually to be liable.

4.16. Title to Personal Property. The Entities have Defensible Title to all Personal Property, subject in each case only to Permitted Encumbrances.

4.17. Bank Accounts. As of Closing, the Entities have no accounts or safe-deposit boxes with banks, trust companies, savings and loan associations (“Bank Accounts”), or other financial institutions except as set forth on Schedule 4.17.

4.18. Financial Statements.

(a) Schedule 4.18 sets forth a true and complete copy of (i) the audited consolidated financial statements of HoldCo and its subsidiaries for the years ended December 31, 2014 and December 31, 2015, and (ii) the unaudited consolidated financial statements of HoldCo and its subsidiaries for the nine months ended September 30, 2016 (the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position, results of operation and cash flows of HoldCo as of the dates and for the periods presented (except as may be noted therein).

(b) HoldCo and the Entities maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). To HoldCo’s Knowledge, HoldCo’s internal control over financial reporting is effective and there are no material weaknesses or significant deficiencies in its internal control over financial reporting.

4.19. Absence of Changes. Except as contemplated by this Agreement, including the Restructuring, or as set forth on Schedule 4.19, to the Knowledge of HoldCo, since December 31, 2015 through the date of this Agreement, (a) the business of the Entities, taken as a whole, has been conducted in all material respects in the Ordinary Course of Business and (b) there has not occurred any change in the business of the Entities, taken as a whole, that, individually or in the aggregate, has had a Material Adverse Effect.

4.20. Assets of HoldCo.

(a) Since December 31, 2014, HoldCo has not authorized or made any distribution of cash in respect of its membership interests to its members.

(b) Immediately after the Closing, HoldCo will not directly or indirectly own equity securities in any Person other than the Retained Entities and the MLP.

4.21. Investment Intent. HoldCo is acquiring the Unit Consideration for its own account, and not with a view to, or for sale in connection with, the distribution thereof in violation of state or federal Law. HoldCo acknowledges that the Unit Consideration has not been registered under the Securities Act or the securities Laws of any state and that HoldCo has no obligation or right to register the Unit Consideration except as set forth in the Limited Partnership Agreement. Without such registration, the Unit Consideration may not be sold, pledged, hypothecated or otherwise transferred unless it is determined that such registration is not required. HoldCo, either itself or through its managers, officers, employees or agents, has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment such as an investment in the Units, and HoldCo, either itself or through its managers, officers, employees or agents, has evaluated the merits and risks of the investment in the Units.

4.22. Undisclosed Liabilities; Entity Indebtedness; HoldCo Notes.

(a) There are no liabilities or obligations of the Entities (whether accrued, absolute, contingent or otherwise) and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, other than (a) liabilities or obligations disclosed, reflected or reserved against in the Financial Statements, and (b) liabilities incurred or arising in the Ordinary Course of Business since December 31, 2015.

(b) As of the date of this Agreement, none of the Entities has any outstanding Third Party Indebtedness except as set forth in Schedule 4.22(b).

(c) Schedule 4.22(c) sets forth the maturity of the HoldCo Notes and the outstanding principal balance and accrued interest with respect thereto as of October 31, 2016. On the Closing Date, the outstanding principal balance of the HoldCo Notes will be $3,150,000,000.

(d) Schedule 4.22(d) sets forth the outstanding letters of credit posted by HoldCo or any of the Retained Entities with respect to any of the Entities as of the date of this Agreement. The aggregate amount of all outstanding letters of credit posted by HoldCo and the Retained Entities with respect to all Entities does not exceed $25,000,000 as of the date hereof.

4.23. No Other Business. Since December 31, 2013 through the date of this Agreement, none of the Entities has engaged in any material respect in any business other than (a) the business of the construction, ownership, operation, use and maintenance of the Facilities and businesses and activities related thereto, including the marketing and sale of products processed through and by the Facilities, and (b) the ownership of equity interests in Persons disclosed on Schedule 4.5.

4.24. Transactions with Affiliates. Each Contract between any of the Entities, on the one hand, and any Affiliate of HoldCo (other than the Entities or the Retained Entities), on the other hand, was entered into by the Entity that is a party thereto in the Ordinary Course of Business on terms that, taken as a whole, were market terms at the time such Contract was entered into.

4.25. Management Projections. The Financial Projections, which were provided to the Conflicts Committee as part of the Conflicts Committee’s review in connection with this Agreement and the other Transaction Documents, were prepared and delivered in good faith and were materially consistent with HoldCo management’s expectations regarding the business of the Entities at the time they were prepared and to the Knowledge of HoldCo, no event or circumstance has occurred since the time the Financial Projections were prepared that would materially change the Financial Projections in a manner adverse to MLP which has not been disclosed to the Conflicts Committee; provided, however, that no representation or warranty is made as to commodity price assumptions used for purposes of such financial projections.

4.26. No Other Representations or Warranties; Schedules. HoldCo makes no other express or implied representation or warranty with respect to the Entities or any of their respective Affiliates, the Assets or the transactions contemplated by this Agreement, and disclaims any other representations or warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MLP

MLP hereby represents and warrants to HoldCo:

5.1. Organization, Good Standing, and Authorization. Each Transferee is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each Transferee has all requisite limited partnership power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which it is or will be a party and the consummation by each Transferee of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited partnership action by each Transferee. This Agreement has been duly executed and delivered by each Transferee.

5.2. Enforceability. This Agreement constitutes, and upon execution and delivery of the other Transaction Documents to which each Transferee is or will be a party, such Transaction Documents will constitute, valid and binding obligations of such Transferee, enforceable against such Transferee in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditors’ rights generally and general principles of equity.

5.3. Validly Issued Units and Newly Issued IDRs. The Common Units, General Partner Units and Newly Issued IDRs issued pursuant to Article II have been duly authorized for issuance and sale to HoldCo and GP (or their designees), as applicable, and, when issued and delivered by MLP pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid (to the extent required under the Limited Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). The Newly Issued IDRs shall constitute Incentive Distribution Rights under the Limited Partnership Agreement and, except as otherwise expressly provided in the Third Amendment to the Limited Partnership Agreement, shall have the same legal, economic and other rights as the Contributed IDRs that the Contributed IDRs had immediately prior to the Closing.

5.4. No Conflicts. Assuming the receipt of the MLP Required Consents and Approvals and Post-Closing Consents, the execution, delivery and performance by the Transferees of this Agreement and the other Transaction Documents to which a Transferee is or will be a party and the consummation of the transactions contemplated hereby or thereby will not:

(a) conflict with, constitute a breach, violation or termination of, give rise to any right of termination, cancellation or acceleration of or result in the loss of any right or benefit under, any agreement to which a Transferee is or will be a party;

(b) conflict with or violate the Limited Partnership Agreement, or result in the creation of a Lien on the Units;

(c) conflict with or violate the Amended and Restated Agreement of Limited Partnership of OLP; or

(d) violate any Law applicable to a Transferee.

5.5. Consents, Approvals, Authorizations and Governmental Regulations. Except as set forth on Schedule 5.5 (the “MLP Required Consents and Approvals”) and for Post-Closing Consents, no material order, consent, waiver, permission, authorization or approval of, or exemption by, or the giving of notice to or the registration or filing with, any Third Person, is necessary for either Transferee to execute, deliver and perform this Agreement or the other Transaction Documents to which it is or will be a party.

5.6. Litigation. There is no injunction, restraining order or Proceeding pending against any Transferee that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

5.7. Independent Investigation.

(a) The Transferees are knowledgeable in the business of owning and operating natural gas and natural gas liquids facilities and has had access to the Assets, the representatives of HoldCo and its Affiliates, and to the records of HoldCo and the Entities with respect to the Assets.

(b) THE TRANSFEREES ACKNOWLEDGE THAT HOLDCO HAS NOT MADE, AND HOLDCO HEREBY EXPRESSLY DISCLAIMS AND NEGATES, ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE SUBJECT INTERESTS, THE CONTRIBUTED IDRS OR THE ASSETS (INCLUDING, WITHOUT LIMITATION, ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS), OTHER THAN THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.

(c) With respect to any projection or forecast delivered by or on behalf of HoldCo or its Affiliates to the Transferees, each Transferee acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts and (ii) each Transferee is familiar with such uncertainties.

5.8. Broker’s or Finder’s Fees. No investment banker, broker, finder or other Person is entitled to any brokerage or finder’s fee or similar commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of MLP or any of its Affiliates which is, or following the Closing would be, an obligation of HoldCo or any of its Affiliates.

5.9. Investment Intent. The Transferees are acquiring the Subject Interests and the Contributed IDRs for its own account, and not with a view to, or for sale in connection with, the distribution thereof in violation of state or federal Law. The Transferees acknowledge that the Subject Interests and the Contributed IDRs have not been registered under the Securities Act or the securities Laws of any state. Without such registration, the Subject Interests and the Contributed IDRs may not be sold, pledged, hypothecated or otherwise transferred unless it is determined that such registration is not required. Each Transferee, either itself or through its managers, officers, employees or agents, has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment such as an investment in the Subject Interests and the Contributed IDRs, and each Transferee, either itself or through its managers, officers, employees or agents, has evaluated the merits and risks of the investment in the Subject Interests and the Contributed IDRs.

ARTICLE VI

COVENANTS

6.1. Conduct of Business. HoldCo covenants and agrees that from and after the execution of this Agreement and until the Closing:

(a) Without the prior written consent of MLP, HoldCo (i) will not, and will not permit the Entities to, sell, transfer, assign, convey or otherwise dispose of any Assets other than (A) the sale of inventory or sale or other disposition of equipment or other Personal Property in the Ordinary Course of Business or (B) in connection with the Restructuring; (ii) will not permit the Entities to make any materially adverse change, individually or in the aggregate, in its sales, credit or collection terms and conditions relating to the Assets; (iii) will not permit the Entities to do any act or omit to do any act which will cause a material breach in any Material Contract; (iv) will not permit the Entities to, unless disputed in good faith, fail to pay when due all amounts owed under the Material Contracts; or (v) will not, unless disputed in good faith, fail to pay when due all amounts owed under the HoldCo Notes;

(b) Without the prior written consent of MLP, HoldCo will not allow the Entities to create or permit the creation of any Lien on any Asset other than Permitted Encumbrances or to incur additional Indebtedness;

(c) Without the prior written consent of MLP, HoldCo will not make any cash distributions in respect of its equity interests to its members;

(d) HoldCo will cause the Entities to maintain the Facilities and Personal Property in as good working order and condition as they are as of the date of this Agreement, ordinary wear and tear excepted;

(e) Without the prior written consent of MLP, HoldCo will not amend (including by merger, consolidation or conversion) any of the organizational documents of any Entity except in connection with the Restructuring;

(f) Without the prior written consent of MLP, HoldCo will not make, and will not allow the Entities to make, any material change in any of the Entities financial accounting principles, methods and practices, except as required by Law or changes in GAAP;

(g) Without the prior written consent of MLP, HoldCo will not make, and will not allow the Entities to make, (i) any material change in any of the Entities’ Tax accounting principles, methods or policies, except as required by Law or (ii) any new material Tax election or change or revoke any existing material Tax election of any of the Entities or (iii) settle or compromise any material Tax liability or refund of any of the Entities; or

(h) Without the prior written consent of MLP, HoldCo will not, and will not permit the Entities to, acquire, commence or conduct any activity or business that may generate a material amount of income for federal income tax purposes that may not be “qualifying income” (as such term is defined pursuant to Section 7704 of the Code), except to the extent such activity or business is being conducted on the date of this Agreement.

6.2. Access and Information.

(a) Prior to the Closing, upon MLP’s reasonable request, HoldCo will authorize the Entities to make available to MLP and MLP’s authorized representatives all Records at HoldCo’s offices during regular business hours of 8:00 a.m. to 5:00 p.m. (local time), Monday through Friday, for examination; provided, however, that such material shall not include (i) any information subject to Third Person confidentiality agreements for which a consent or waiver cannot be secured by HoldCo or their Affiliates after reasonable efforts or (ii) any information which, if disclosed, would violate an attorney-client privilege or would constitute a waiver of rights as to attorney work product or attorney-client privileged communications.

(b) Subject to Section 6.2(a), HoldCo shall permit MLP and MLP’s authorized representatives to consult with employees of HoldCo and its Affiliates during business hours of 8:00 a.m. to 5:00 p.m. (local time), Monday through Friday, and to conduct during such hours, at MLP’s sole risk and expense, inspections and inventories of the Assets and to examine all Records over which HoldCo or its Affiliates has control. HoldCo shall also coordinate, in advance, with MLP to allow site visits and inspections on Saturdays, at MLP’s sole risk and expense, at sites where the Assets are located unless operational conditions would reasonably prohibit such access.

6.3. HoldCo Financing. Prior to or substantially concurrently with the Closing, HoldCo shall use its Commercially Reasonable Efforts to obtain new debt financing in an amount sufficient to make the Cash Contribution at the Closing (the “HoldCo Financing”).

6.4. HoldCo Revolver Payoff. At or prior to the Closing, HoldCo shall repay, or cause to be repaid, in full all of the amounts outstanding under the HoldCo Revolver Loan Documents (other than contingent obligations for which no Claim has been made), cause all Liens granted under the HoldCo Revolver Loan Documents to be terminated and released, enter into such arrangements with respect to any outstanding hedges, letters of credit and treasury management arrangements as are required in connection with the termination of the HoldCo Revolver and cause the HoldCo Revolver to be terminated.

6.5. Support of Transaction; Regulatory Filings.

(a) Each of the Parties will take all commercially reasonable actions necessary or desirable, and proceed diligently and in good faith and use all Commercially Reasonable Efforts, as promptly as practicable to (i) obtain all consents, approvals or actions of, to make all filings with, and to give all notices to, all applicable Governmental Authorities required to consummate the transactions contemplated by this Agreement, (ii) obtain all consents and approvals of Third Persons and (iii) take such other actions as may reasonably be necessary or as the other Party may reasonably request to cause the conditions to the Closing in ARTICLE VII to be satisfied or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as promptly as practicable and in any event, no later than March 31, 2017 (the “Outside Date”). HoldCo shall pay all filing fees in connection with the HoldCo Required Consents and Approvals, and MLP shall pay all filing fees in connection with the MLP Required Consents and Approvals and any Post-Closing Consents; provided, however, the filing fee under the HSR Act shall be borne equally by HoldCo and MLP.

(b) Each of the Parties will (i) use Commercially Reasonable Efforts to comply as expeditiously as possible with all lawful requests of Governmental Authorities, and (ii) will not enter into any voluntary agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party.

6.6. Supplements to Schedules. HoldCo may, from time to time, by written notice to MLP at any time prior to the tenth (10th) Business Day prior to the Closing Date, supplement or amend the HoldCo Disclosure Schedule with respect to any event, condition, fact or circumstance that arises, or with respect to which HoldCo’s Knowledge is first obtained, after the date of this Agreement that would cause or constitute an inaccuracy in, or breach of, any representation or warranty of HoldCo contained herein (a “Schedule Update”). MLP shall have ten (10) Business Days after receipt of such Schedule Update in which to review the Schedule Update. If MLP has the right to terminate this Agreement pursuant to Section 9.1(c) as a result of any matter disclosed in such Schedule Update, but does not exercise such termination right by giving written notice to HoldCo within ten (10) Business Days after delivery of any such Schedule Update, then each supplement or amendment set forth in such Schedule Update will be effective for purposes of Sections 7.2(a) and 7.2(e), as if such supplement or amendment had been disclosed on the HoldCo Disclosure Schedule delivered on the Execution Date, and MLP shall be deemed to have waived its right to subsequently assert that the conditions in Sections 7.2(a) and 7.2(e) have not been satisfied on account thereof and MLP shall have no right to subsequently terminate this Agreement pursuant to Section 9.1(c) on account thereof; provided, however, that such Schedule Update shall not be taken into account for purposes of Section 10.2 and shall not affect the rights of MLP to bring any claim against HoldCo for indemnification under Section 10.2. Except as otherwise provided in this Section 6.6, any disclosure in any such Schedule Update shall not be deemed to have cured any breach of any representation or warranty of HoldCo contained herein.

6.7. Preservation of Records. For a period of seven (7) years after the Closing Date, the Party in possession of the originals of any of the Records will retain such Records at its sole cost and expense and will make such Records available to the other Party to the extent pertaining to such other Parties’ obligations hereunder upon reasonable notice for inspection or copying, at the expense of the requesting Party, at the headquarters of the Party in possession (or at such other location in the United States as the Party in possession may designate in writing to the other Party) at reasonable times and during regular office hours. MLP agrees that HoldCo may retain a copy of any and all Records to the extent such Records pertain to its obligations hereunder.

6.8. Tax Covenants; Preparation of Tax Returns.

(a) MLP shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Entities and their respective Subsidiaries after the Closing Date for all Pre-Closing Tax Periods and Straddle Periods. Such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law. Not later than thirty (30) days prior to the due date for filing any such Tax Return, MLP shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to HoldCo for its review and approval (not to be unreasonably conditioned, withheld or delayed). If HoldCo does not approve such Tax Return as prepared by MLP, then within five (5) days following the date on which HoldCo objects to such Tax Return, MLP and HoldCo shall use reasonable efforts to resolve any disagreements with respect to such Tax Return. If at the end of such five (5) day period, MLP and HoldCo have not reached agreement on such Tax Return, MLP and HoldCo shall submit the matters that remain in dispute to a nationally recognized independent accounting firm for its review and final and binding resolution. The cost of the independent accountant shall be borne equally by MLP and HoldCo. MLP will cause such approved or finalized Tax Return to be timely filed, will pay all Taxes shown as due and will promptly provide a copy of such Tax Return to HoldCo

(b) The Parties intend that for U.S. federal income Tax purposes (i) the Contributions are properly characterized as transactions described in Section 721(a) of the Code and (ii) each of the HoldCo Notes and any liability of an Entity outstanding immediately prior to the Contributions shall be treated as a “qualified liability” within the meaning of Treasury Regulations Section 1.707-5(a)(6). Unless otherwise required by applicable Law, the Parties agree to file all Tax Returns and otherwise act (and cause their Affiliates to act) at all times in a manner consistent with such intended Tax treatment.

(c) For a period of four (4) years following the date of this Agreement, MLP shall ensure (and shall cause its respective Affiliates to ensure) that the aggregate principal amount of the HoldCo Notes and Existing MLP Debt (in each case, including any “refinancing” of such debt treated as the liability it refinances pursuant to Treasury Regulation Section 1.707-5(c)) shall not be less than $5,000,000,000.

(d) The Parties hereby agree that, for purposes of applying Section 704(c) of the Code to the transactions contemplated by this Agreement, the remedial method under Treasury Regulation Section 1.704-3(d) will be used to account for the difference between the fair market value and adjusted tax basis, as of the Closing Date, of the assets treated as having been contributed to MLP for U.S. federal income tax purposes (“Built-in Gain”). For purposes of determining Built-in Gain pursuant to Section 6.8, the Parties shall cooperate in good faith in the preparation of a schedule reflecting the relative fair market value of the assets contributed to

MLP pursuant to Section 2.1 (“Allocation Schedule”). Within ninety (90) days following the Closing Date, HoldCo shall submit a draft Allocation Schedule to MLP for its review and reasonable comment. Within fifteen (15) days after the receipt of such draft Allocation Schedule, MLP shall submit any comments it may have to the draft Allocation Schedules to HoldCo, and HoldCo shall consider such comments in good faith. Within fifteen (15) days after receipt of such comments, HoldCo shall prepare, and submit to MLP, the final Allocation Schedule. HoldCo and MLP shall, and shall cause their Affiliates to, report consistently with the Allocation Schedule in all Tax Returns, and neither HoldCo nor MLP shall take any position in any Tax Return that is inconsistent with the Allocation Schedule, as adjusted, in each case, unless required to do so by a final determination as defined in Section 1313 of the Code, and each of HoldCo and MLP agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Schedule.

(e) If MLP or any of its Affiliates Transfers all or any portion of a Protected Asset during the Protected Asset Period, other than in connection with a merger, business combination or transaction involving all or substantially all of MLP’s assets, (including any interest therein or in the Person owning, directly or indirectly, the Protected Asset) in one or more transactions that result in the recognition of taxable income or gain by HoldCo or any of its Affiliates with respect to the Built-in Gain under Section 704(c) of the Code (a “Covered Transfer”), MLP shall pay HoldCo an amount equal to the sum of (i) the Lost Deferral Amount and (ii) a Tax gross up amount for the combined federal, state and local income Taxes (calculated using the Tax Rate) resulting from the receipt of the Lost Deferral Amount and the Tax gross up payment. Any payment by MLP to HoldCo pursuant to this Section 6.8(e) shall be made within 30 days after the closing of the relevant Covered Transfer. Any property acquired by MLP or its Affiliates in exchange for a Protected Asset in a transaction in which no gain is required to be recognized by MLP or its Affiliates (including, but not limited to, a transaction qualifying under Section 1031 or Section 721 of the Code) (a “Substitute Protected Asset”) shall remain subject to the provisions of this Section 6.8(e).

6.9. Intercompany Agreements. Prior to or at the Closing, HoldCo shall, and shall cause its Subsidiaries to, terminate all Intercompany Agreements to which any Entity or any of their respective Subsidiaries is a party existing prior to the Closing.

6.10. Intercompany Payables and Intercompany Receivables. Prior to or at the Closing, HoldCo shall, and shall cause its Subsidiaries, if applicable, to, cancel and extinguish any and all Non-Ordinary Course Intercompany Payables and Non-Ordinary Course Intercompany Receivables of each Entity and its Subsidiaries.

6.11. Third Amendment to the Limited Partnership Agreement. Prior to or at the Closing, HoldCo shall cause GP to execute the Third Amendment to the Limited Partnership Agreement.

6.12. Guaranties or Bonds.

(a) MLP shall use its Commercially Reasonable Efforts to (i) obtain a complete and unconditional release of HoldCo and the Retained Entities as promptly as practicable after the Closing with respect to each Guaranty or Bond and (ii) cause the beneficiary or beneficiaries of each such Guaranty or Bond to terminate and redeliver such Guaranty or Bond to HoldCo or such Retained Entity.

(b) If any Guaranty or Bond is not released, terminated and returned as of the Closing as contemplated in Section 6.12(a) (each, an “Outstanding Guaranty or Bond”), then MLP shall (or shall cause its Affiliates to) from and after the Closing:

(i) continue to use its Commercially Reasonable Efforts to (i) obtain a complete and unconditional release of HoldCo and the Retained Entities with respect to each Outstanding Guaranty or Bond and (ii) cause the beneficiary or beneficiaries of each such Outstanding Guaranty or Bond to terminate and redeliver such Outstanding Guaranty or Bond to HoldCo and such Retained Entity, in each case in accordance with the requirements of Section 6.12(a); and

(ii) promptly pay to HoldCo, after receipt by MLP of any invoice therefor, all reasonable out-of-pocket costs and expenses incurred by HoldCo or any of the Retained Entities after the Closing Date in connection with, or pursuant to the terms of, any Outstanding Guaranty or Bond until the complete and unconditional release of the obligations of HoldCo and the Retained Entities’ obligations with respect to such Outstanding Guaranty or Bond.

(c) If any Outstanding Guaranty or Bond is not released and terminated as contemplated in this Section 6.12 within 365 days of the Closing Date, MLP shall (or shall cause its Affiliates to) promptly upon HoldCo’s request offer and deliver to the obligor of such Outstanding Guaranty or Bond an unconditional, irrevocable standby letter of credit issued to such obligor by a commercial bank having a credit rating at least equal to that of the obligor of such Outstanding Guaranty or Bond, which letter of credit shall (i) secure the obligations of HoldCo and the Retained Entities with respect to such Outstanding Guaranty or Bond; (ii) have a stated amount equal to (A) the stated amount of such Outstanding Guaranty or Bond, if the Outstanding Guaranty or Bond is a surety or performance bond or letter of credit or (B) the maximum liability under such Outstanding Guaranty or Bond, if the Outstanding Guaranty or Bond is a guaranty or other security agreement or arrangement; and (iii) contain terms and conditions that are reasonably acceptable to such obligor.

6.13. Maintenance of Net Worth of HoldCo. At all times from the Closing until March 31, 2018, unless otherwise agreed by MLP, HoldCo agrees that HoldCo (a) will not dissolve, wind up or terminate and (b) will maintain a Net Worth of at least $100,000,000.

6.14. DCP Sand Hills and DCP Southern Hills Tax Termination Make-Whole.

(a) In the event that the Contributions result in a termination of (i) DCP Sand Hills or (ii) DCP Southern Hills under Section 708(b)(1)(B) of the Code, Holdco shall:

(i) in the case of DCP Sand Hills, assume from the Terminating Member its obligation to pay to Phillips 66 Sand Hills LLC an amount equal to Phillips 66 Sand Hills LLC’s entitlement under Section 5.6 of the DCP Sand Hills LLC Agreement in connection with such termination, and pay such obligation for its own account when and if due under Section 5.6 of the DCP Sand Hills LLC Agreement; and

(ii) in the case of DCP Southern Hills, assume from the Terminating Member its obligation to pay to Phillips 66 Southern Hills LLC an amount equal to Phillips 66 Southern Hills LLC’s entitlement under Section 5.6 of the DCP Southern Hills LLC Agreement in connection with such termination, and pay such obligation for its own account when and if due under Section 5.6 of the DCP Southern Hills LLC Agreement.

(b) The Transferees hereby waive, and shall cause their respective Subsidiaries to waive, any right to payment from the Terminating Member under Section 5.6 of the DCP Sand Hills LLC Agreement and under Section 5.6 of the DCP Southern Hills LLC Agreement, as applicable, in connection with any termination that results from the Contributions.

6.15. Further Assurances. From and after the Closing, the Parties shall cooperate and use their respective Commercially Reasonable Efforts to take, or cause to be taken, all appropriate actions and do, or cause to be done, all things necessary or appropriate to make effective the transactions contemplated hereby, including the execution of any additional assignment or similar documents or instruments of transfer of any kind, the obtaining of consents which may be reasonably necessary or appropriate to carry out any of the provisions hereof and the taking of all such other actions as such Party may reasonably be requested to take by any other Party hereto from to time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

ARTICLE VII

CONDITIONS TO CLOSING

7.1. Conditions to the Obligations of HoldCo. The obligation of HoldCo to consummate the Closing is subject to the satisfaction of the following conditions, any of which may be waived in its sole discretion:

(a) (i) The representations of MLP contained in ARTICLE V (other than those representations and warranties referenced in clause (ii) below) shall be true and correct in all respects (disregarding any material adverse effect or materiality qualifications set forth therein) on and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date, in which case as of such specified time), except where failure of such representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on the Transferee’s ability to consummate the transactions contemplated hereby, or otherwise perform its obligations under any of the Transaction Documents, and (ii) the representations of the Transferees contained in Sections 5.1 and 5.2 shall be true and correct in all material respects (disregarding any material adverse effect or materiality qualifications set forth therein) on and as of the Closing Date with the same effect as though made at and as of such time.

(b) The Transferees shall have performed in all material respects the obligations, covenants and agreements of the Transferees contained herein to be performed prior to the Closing.

(c) There shall be no injunction, restraining order or Proceeding pending that would restrain or prohibit the consummation of the transactions contemplated by this Agreement.

(d) All of the HoldCo Required Consents and Approvals shall have been obtained.

(e) Substantially concurrently with the Closing, HoldCo shall have obtained the HoldCo Financing on terms and conditions reasonably acceptable to HoldCo.

(f) Except for any event, state of facts or circumstances disclosed to the Transferees in the HoldCo Disclosure Schedule, no event, state of facts or circumstances shall have occurred that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(g) Except for any event, state of facts or circumstances disclosed to HoldCo in the MLP Disclosure Schedule, no event, state of facts or circumstances shall have occurred that has resulted in, or would reasonably be expected to result in, a material adverse effect on the Transferees.

(h) The amendment of Section 6.1(d)(viii) of the Limited Partnership Agreement that is provided for in the Third Amendment to the Limited Partnership Agreement shall have been adopted and shall be effective.

(i) The Transferees shall have made all deliveries in accordance with Section 8.2(b).

7.2. Conditions to the Obligations of MLP. The obligation of the Transferees to consummate the Closing is subject to the satisfaction of the following conditions, any of which may be waived in its sole discretion:

(a) (i) The representations of HoldCo contained in ARTICLES III and IV (other than those representations and warranties referenced in clause (ii) below) shall be true and correct in all respects (disregarding any Material Adverse Effect or materiality qualifications set forth therein) on and as of the Closing Date with the same effect as though made at and as of such time (except for representations that are as of a specific date, in which case as of such specified time), except where failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect or have a material adverse effect on HoldCo’s ability to perform its obligations under any of the Transaction Documents and (ii) the representations of HoldCo contained in Sections 3.1, 3.2, 3.5, 4.1, 4.2, and 4.5 shall be true and correct in all material respects (disregarding any Material Adverse Effect or materiality qualifications set forth therein) on and as of the Closing Date with the same effect as though made at and as of such time.

(b) HoldCo shall have performed, in all material respects, the obligations, covenants and agreements of HoldCo contained herein to be performed prior to the Closing.

(c) There shall be no injunction, restraining order or Proceeding pending that would prevent the consummation of the transactions contemplated by this Agreement.

(d) All of the MLP Required Consents and Approvals shall have been obtained.

(e) Except for any event, state of facts or circumstances disclosed to the Transferees in the HoldCo Disclosure Schedule, no event, state of facts or circumstances shall have occurred that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(f) HoldCo shall have delivered all documents in accordance with Section 8.2(a).

ARTICLE VIII

CLOSING

8.1. Time and Place of Closing. On terms and subject to the conditions set forth herein, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place in the offices of Bracewell LLP, 711 Louisiana Street, Suite 2300, Houston, Texas, commencing at 9:00 a.m. Houston time on (a) the later to occur of (i) January 1, 2017, and (ii) the date on which all of the conditions to the obligations of the Parties contained in Sections 7.1 and 7.2 have been satisfied or waived (unless such date is otherwise extended as provided herein), or (b) such other time and place as the Parties agree to in writing (the “Closing Date”), and shall be effective as of the Effective Time.

8.2. Deliveries at Closing. At the Closing,

(a) HoldCo will:

(i) Deliver to OLP the Cash Contribution by (A) wire transfer of immediately available funds to an account designated by OLP or (B) transferring immediately available funds to a Bank Account of an Entity prior to Closing so that such Entity holds such funds in such Bank Account at the Closing; and

(ii) Execute and deliver or cause to be executed and delivered to the Transferees:

(1)	Each of the Transaction Documents to which HoldCo or any Subsidiary of HoldCo is a party;

(2)	A certificate of a corporate officer or other authorized person dated the Closing Date, certifying on behalf of HoldCo that the conditions in Sections 7.2(a) and 7.2(b) have been fulfilled; and

(3)	A certificate of non-foreign status meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2).

(b) MLP will execute and deliver or cause to be executed and delivered to HoldCo:

(i) Each of the Transaction Documents to which MLP or any Affiliate of MLP is a party;

(ii) A certificate of a corporate officer or other authorized person dated the Closing Date, certifying on behalf of MLP that the conditions in Sections 7.1(a) and 7.1(b) have been fulfilled; and

(iii) The Certificates representing the Common Units and General Partner Units to be issued by MLP pursuant to Section 2.2(a).

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned as follows:

(a) The Parties may elect to terminate this Agreement at any time prior to the Closing by mutual written consent thereof;

(b) Any Party by written notice to the other Parties may terminate this Agreement if the Closing shall not have occurred on or before the Outside Date; provided, however, that no Party may terminate this Agreement if such Party is at such time in material breach of any provision hereof;

(c) HoldCo by written notice to the Transferees may terminate this Agreement at any time prior to the Closing if either Transferee shall have materially breached its representations, warranties or covenants made hereunder and the aggregate effect of such breach or breaches has had, or would reasonably be expected to have, a material adverse effect on MLP or would result in the prohibition or material delay in the consummation of the transactions contemplated by this Agreement, and such breach or breaches are incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, have not been cured within thirty (30) days after receipt of written notice thereof from HoldCo; and

(d) Either Transferee by written notice to HoldCo may terminate this Agreement at any time prior to the Closing if HoldCo shall have materially breached its representations, warranties or covenants made hereunder and the aggregate effect of such breach or breaches has had, or would reasonably be expected to have, a Material Adverse Effect, and such breach or breaches are incapable of being cured by the Outside Date or, if capable of being cured by the Outside Date, have not been cured within thirty (30) days after receipt of written notice thereof from a Transferee;

provided, however, that no Party may terminate this Agreement if such Party is at such time in material breach of any representations, warranties or covenants of such Party.

9.2. Effect of Termination Prior to the Closing. If Closing does not occur as a result of any Party exercising its right to terminate pursuant to Section 9.1, then no Party shall have any further rights or obligations under this Agreement, except that (i) nothing herein shall relieve any Party from any liability for fraud or any willful breach of this Agreement, and (ii) the provisions of ARTICLE XI shall survive any termination of this Agreement.

ARTICLE X

INDEMNIFICATION

10.1. Indemnification by MLP. Subject to the limitations set forth in this ARTICLE X, effective upon the Closing, MLP shall defend, indemnify and hold harmless HoldCo and its Affiliates, and each of its and their respective directors, officers, employees, partners, members, contractors, agents and representatives (collectively, the “HoldCo Indemnitees”) from and against any and all Losses asserted against, resulting from, imposed upon or incurred by any of the HoldCo Indemnitees as a result of or arising out of:

(a) the breach of any of the representations or warranties under ARTICLE V (other than Sections 5.1, 5.2, and 5.8);

(b) the breach of any of the representations or warranties under Sections 5.1, 5.2, and 5.8 or any covenants or agreements of a Transferee contained in this Agreement; or

(c) an Outstanding Guaranty or Bond.

10.2. Indemnification by HoldCo. Subject to the limitations set forth in this ARTICLE X, effective upon the Closing, HoldCo shall defend, indemnify and hold harmless MLP and its Affiliates, and each of its and their respective directors, officers, employees, partners (other than partners of the MLP), members, contractors, agents and representatives (collectively, the “MLP Indemnitees”) from and against any and all Losses asserted against, resulting from, imposed upon or incurred by any of the MLP Indemnitees as a result of or arising out of:

(a) the breach of any of the representations or warranties under ARTICLE III or ARTICLE IV (other than Sections 3.1, 3.2, 3.5, 3.8, 4.1, 4.2, 4.5 and 4.6);

(b) the breach of any of the representations or warranties under Sections 3.1, 3.2, 3.5, 3.8, 4.1, 4.2, 4.5, and 4.6 or the covenants or agreements of HoldCo contained in this Agreement; or

(c) any Reserved Liabilities.

10.3. Deductibles, Caps, Survival and Certain Limitations.

(a) Subject to this Section 10.3, all representations, warranties, covenants and indemnities made by the Parties in this Agreement or pursuant hereto shall survive the Closing as hereinafter provided, and shall not be merged into any instruments or agreements delivered at the

Closing. Covenants and agreements of the Parties hereunder to be performed prior to the Closing shall survive until sixty (60) days after the Closing. All other covenants and agreements of the Parties hereunder shall survive until sixty (60) days after such covenant or agreement has been fully performed.

(b) With respect to the obligations of HoldCo:

(i) under Section 10.2(a), none of the MLP Indemnitees shall have the right to assert any right to indemnification after March 15, 2018;

(ii) under Section 10.2(b) and Section 10.2(c), (A) with respect to claims for indemnification for breach of representation or warranty, none of the MLP Indemnitees shall have the right to assert any right to indemnification after the date that is sixty (60) days after the expiration of the applicable statute of limitations for the matter to be indemnified, and (B) with respect to claims for indemnification for breach of covenant or agreement, none of the MLP Indemnitees shall have the right to assert any right to indemnification after the expiration of such covenant or agreement as provided in Section 10.3(a);

(iii) under Section 10.2(a), none of the MLP Indemnitees shall have the right to assert any right to indemnification unless the individual claim or series of related claims which arise out of substantially the same facts and circumstances exceeds $750,000 (“Qualified Claims”);

(iv) under Section 10.2(a), none of the MLP Indemnitees shall have the right to assert any right to indemnification unless Qualified Claims for which indemnity is only provided under Section 10.2(a) shall in the aggregate exceed $39,000,000 and then only to the extent that all such Qualified Claims exceed said amount;

(v) notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate liability of HoldCo under Section 10.2(a) exceed $390,000,000; and

(vi) notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate liability of HoldCo under Section 10.2 exceed $3,900,000,000.

Notwithstanding the foregoing, the limitations set forth in clauses (iii) through (v) above shall not apply to Losses (A) in the case of fraud or (B) related to or arising from Taxes or Reserved Liabilities.

(c) With respect to the obligations of MLP:

(i) under Section 10.1(a), none of the HoldCo Indemnitees shall have the right to assert any right to indemnification after March 15, 2018; and

(ii) under Section 10.1(b), (A) with respect to claims for indemnification for breach of representation or warranty, none of the HoldCo Indemnitees shall have the right to assert any right to indemnification after the date that is sixty (60) days after the expiration of the applicable statute of limitations for the matter to be indemnified, and (B) with respect to claims for indemnification for breach of covenant or agreement, none of the HoldCo Indemnitees shall have the right to assert any right to indemnification after the expiration of such covenant or agreement as provided in Section 10.3(a).

(d) All claims for indemnity under this Agreement made by a HoldCo Indemnitee or MLP Indemnitee shall be in writing, be delivered in good faith prior to the expiration of the respective survival period under Section 10.3(b)(i), 10.3(b)(ii), 10.3(c)(i) or 10.3(c)(ii) (to the extent applicable), and specify in reasonable detail the specific nature of the claim for indemnification hereunder (“Claim Notice”). Any such claim that is described in a timely (if applicable) delivered Claim Notice shall survive with respect to the specific matter described therein.

(e) Unless a Third Person shall have made a claim or demand or it appears reasonably likely that such a claim or demand will be made, MLP shall not take any voluntary action that is intended by MLP to cause a Claim to be initiated that would be subject to indemnification by HoldCo.

(f) All Losses indemnified hereunder shall be determined net of any (i) Third Person Awards and (ii) Tax Benefits. In the event any Indemnified Party having a claim under Section 10.1 or 10.2 has any right against an insurer with respect to any Loss that results in a payment by the Indemnifying Party, such Indemnified Party having a claim under Section 10.1 or 10.2 shall use Commercially Reasonable Efforts to recover any Losses from insurers of such Indemnified Party or its Affiliates under applicable insurance policies so as to reduce the amount of any indemnifiable Losses hereunder. For the avoidance of doubt, nothing in this Section 10.3(d) shall prevent or limit an Indemnified Party’s right to make a claim under Section 10.1 or 10.2, as applicable. If a recovery is received by an Indemnified Party or any of its Affiliates after it receives payment or other credit under this Agreement with respect to any Losses, then a refund equal to the aggregate amount of the actual recovery, up to the amount received by the Indemnified Party from the Indemnifying Party solely and specifically attributable to such Losses, less any reasonable costs and expenses incurred by the Indemnified Party to pursue such recovery, will be made promptly by such Indemnified Party to the Indemnifying Party.

(g) MLP acknowledges that MLP and DCP Services, LLC, a Delaware limited liability company (“DCP Services”), are parties to the Services Agreement, dated as of February 14, 2013 (the “Original Services Agreement”), and the Employee Secondment Agreement, dated as of February 14, 2013 (together with the Original Services Agreement, the “Original Agreements”), and will enter into the Services and Employee Secondment Agreement on or prior to the Closing. Nothing is this Agreement is intended to affect the rights or obligations of MLP and DCP Services under the Original Agreements and the Services and Employee Secondment Agreement. Notwithstanding anything contained herein to the contrary, in no event shall HoldCo be obligated under this Agreement to indemnify (or be otherwise liable hereunder in any way whatsoever to) any of the MLP Indemnitees with respect to any matter for which MLP is liable, or for which DCP Services is entitled to indemnification, under the Original Agreements or the Services and Employee Secondment Agreement.

10.4. Notice of Asserted Liability; Opportunity to Defend.

(a) All claims for indemnification hereunder shall be subject to the provisions of this Section 10.4. Any Person claiming indemnification hereunder is referred to herein as the “Indemnified Party”, and any Person against whom such claims are asserted hereunder is referred to herein as the “Indemnifying Party.”

(b) If any Claim is asserted against or any Loss is sought to be collected from an Indemnified Party, the Indemnified Party shall with reasonable promptness provide to the Indemnifying Party a Claim Notice. The failure to give any such Claim Notice shall not otherwise affect the rights of the Indemnified Party to indemnification hereunder unless the Indemnified Party has proceeded to contest, defend or settle such Claim or remedy such Loss with respect to which it has failed to give a Claim Notice to the Indemnifying Party, but only to the extent the Indemnifying Party is materially prejudiced thereby. Additionally, to the extent the Indemnifying Party is materially prejudiced thereby, the failure to provide a Claim Notice to the Indemnifying Party shall relieve the Indemnifying Party from liability for such Claims and Losses that it may have to the Indemnified Party, but only to the extent the liability for such Claim or Loss is directly attributable to such failure to provide the Claim Notice.

(c) The Indemnifying Party shall have thirty (30) days from the personal delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes the liability to the Indemnified Party hereunder with respect to the Claim or Loss, and in the event of a dispute, such dispute shall be resolved in accordance with Section 11.9 hereof, (ii) in the case where Losses are asserted against or sought to be collected from an Indemnifying Party by the Indemnified Party, whether or not the Indemnifying Party shall at its own sole cost and expense remedy such Losses or (iii) in the case where Claims are asserted against or sought to be collected from an Indemnified Party, whether or not the Indemnifying Party shall at its own sole cost and expense defend the Indemnified Party against such Claim; provided, however, that any Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party (and of which it shall have given notice and opportunity to comment to the Indemnifying Party) and not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party does not give notice to the Indemnified Party of its election to contest and defend any such Claim described in Section 10.4(c)(iii) within the Notice Period, then the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party and shall be responsible for all costs incurred in connection therewith.

(e) If the Indemnifying Party is obligated to defend and indemnify the Indemnified Party, and the Parties have a conflict of interest with respect to any such Claim, then the Indemnified Party may, in its sole discretion, separately and independently contest and defend such Claim, and the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party and shall be responsible for all costs incurred in connection therewith; provided, however, this Section 10.4(e) shall not apply to any claims with respect to Taxes.

(f) If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it shall defend the Indemnified Party against a Claim, the Indemnifying Party shall have the right to defend all appropriate Proceedings, and with counsel of its own choosing (but reasonably satisfactory to the Indemnified Party) and such Proceedings shall be promptly settled (subject to obtaining a full and complete release of all Indemnified Parties) or prosecuted by it to a final conclusion. If the Indemnified Party desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense. If the Indemnified Party joins in any such Claim, the Indemnifying Party shall have full authority to determine all action to be taken with respect thereto, as long as such action could not create a liability to any of the Indemnified Parties, in which case, such action would require the prior written consent of any Indemnified Party so affected.

(g) If requested by the Indemnifying Party, the Indemnified Party agrees to use Commercially Reasonable Efforts to cooperate, at the Indemnifying Party’s expense, with the Indemnifying Party and its counsel in contesting any Claim and in making any counterclaim against the Third Person asserting the Claim, or any cross-complaint against any Person, to the extent that such cooperation, counterclaim or cross-complaint could not materially prejudice or create a liability to any of the Indemnified Parties.

(h) At any time after the commencement of defense by the Indemnifying Party under Section 10.4(f) above of any Claim, the Indemnifying Party may request the Indemnified Party to agree in writing to the abandonment of such contest or to the payment or compromise by the Indemnifying Party of the asserted Claim, but only if (i) the Indemnifying Party agrees in writing to be solely liable for such Claim and (ii) such payment or compromise would not (A) include the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates or (B) result in a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates; whereupon such action shall be taken unless the Indemnified Party determines that the contest should be continued and notifies the Indemnifying Party in writing within fifteen (15) days of such request from the Indemnifying Party. If the Indemnified Party determines that the contest should be continued, the amount for which the Indemnifying Party would otherwise be liable hereunder shall not exceed the amount which the Indemnifying Party had agreed to pay to compromise such Claim; provided, that the other Person to the contested Claim had agreed in writing to accept such amount in payment or compromise of the Claim as of the time the Indemnifying Party made its request therefor to the Indemnified Party; and provided, further, that under such proposed compromise, the Indemnified Party would be fully and completely released from any further liability or obligation with respect to the matters which are the subject of such contested Claim.

10.5. Materiality Conditions. For purposes of determining whether an event described in this ARTICLE X has occurred for which indemnification under this ARTICLE X can be sought, any requirement in any representation, warranty, covenant or agreement by HoldCo or MLP, as applicable, contained in this Agreement (other than in Sections 4.7(c), 4.8, 4.9, 4.18,

4.19, and 4.23) that an event or fact be “material,” or have a “Material Adverse Effect” or a “material adverse effect” (each, a “Materiality Condition”) in order for such event or fact to constitute a misrepresentation or breach of such representation, warranty, covenant or agreement under this Agreement, such Materiality Condition shall be disregarded and such representations, warranties, covenants or agreements shall be construed solely for purposes of this ARTICLE X as if they did not contain such Materiality Conditions. Notwithstanding anything in this Section 10.5, any claim for indemnification under this ARTICLE X will be subject to Section 10.3.

10.6. Exclusive Remedy. AS BETWEEN THE MLP INDEMNITEES AND THE HOLDCO INDEMNITEES, AFTER THE CLOSING, EXCEPT IN THE EVENT OF FRAUD (a) THE EXPRESS INDEMNIFICATION PROVISIONS SET FORTH IN THIS AGREEMENT WILL BE THE SOLE AND EXCLUSIVE RIGHTS, OBLIGATIONS AND REMEDIES OF THE PARTIES WITH RESPECT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (OTHER THAN THE OTHER TRANSACTION DOCUMENTS), AND (b) NO PARTY HERETO NOR ANY OF ITS RESPECTIVE SUCCESSORS OR ASSIGNS SHALL HAVE ANY RIGHTS AGAINST ANY OTHER PARTY OR ITS AFFILIATES WITH RESPECT TO THE TRANSACTIONS PROVIDED FOR HEREIN OTHER THAN AS IS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS.

10.7. Mitigation. Notwithstanding anything to the contrary contained herein, the Indemnified Party will use Commercially Reasonable Efforts to mitigate all Losses related to a Claim, and shall provide such documentation of the nature and extent of the claim as may be reasonably requested by the Indemnifying Party.

10.8. Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL A PARTY BE LIABLE UNDER THIS AGREEMENT FOR ANY EXEMPLARY, PUNITIVE, REMOTE, SPECULATIVE, INDIRECT, CONSEQUENTIAL, SPECIAL OR INCIDENTAL DAMAGES OR LOSS OF PROFITS; PROVIDED, HOWEVER, THAT IF ANY OF THE HOLDCO INDEMNITEES OR MLP INDEMNITEES IS HELD LIABLE TO A THIRD PERSON FOR ANY SUCH DAMAGES AND THE INDEMNIFYING PARTY IS OBLIGATED TO INDEMNIFY SUCH HOLDCO INDEMNITEE OR MLP INDEMNITEE, AS APPLICABLE, UNDER THIS AGREEMENT FOR THE MATTER THAT GAVE RISE TO SUCH DAMAGES, THEN THE INDEMNIFYING PARTY SHALL BE LIABLE FOR, AND OBLIGATED TO REIMBURSE SUCH HOLDCO INDEMNITEE OR MLP INDEMNITEE, AS APPLICABLE, FOR, SUCH DAMAGES.

10.9. Bold or Capitalized Letters. THE PARTIES AGREE THAT THE BOLD OR CAPITALIZED LETTERS IN THIS AGREEMENT CONSTITUTE CONSPICUOUS LEGENDS.

10.10. Consideration Adjustment. The Parties agree to treat all payments made pursuant to this ARTICLE X as adjustments to the Consideration for Tax purposes, except as may otherwise be required by Law following a final determination as defined in Section 1313 of the Code or made by a Governmental Authority with competent jurisdiction.

10.11. Payment. With respect to all payments required to be made by HoldCo to any Transferee pursuant to this ARTICLE X, HoldCo shall have the option, in its sole and absolute discretion, to pay any such amount in cash or in kind by delivering Common Units to such Transferee. If HoldCo elects to pay in kind any amount due from HoldCo to any Transferee hereunder, HoldCo will deliver to such Transferee a number of Common Units equal to the quotient of (a) the amount of such payment, divided by (b) the VWAP over the twenty (20) trading days immediately preceding the date that such delivery of Common Units is made. “VWAP” shall mean the volume-weighted average price of a Common Unit as displayed under the heading “Bloomberg VWAP” on Bloomberg page “DPM <equity> AQR” (or the equivalent successor if such page is not available), or, if Bloomberg ceases to publish such price, any successor service reasonably agreed by the Parties. If such per-Common Unit volume-weighted average price is unavailable or is manifestly incorrect, “VWAP” shall mean the market price of one Common Unit determined, using a per-Common Unit volume-weighted average method, by a nationally recognized investment banking firm reasonably acceptable to the Parties.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1. Expenses. Unless otherwise specifically provided for herein, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the negotiation of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby; provided, however, that (a) HoldCo shall be responsible for the HoldCo Transaction Expenses to the extent incurred by HoldCo or any Entity and the fees and expenses of Deloitte & Touche LLP to the extent incurred by any Party in connection with the preparation and audit of carve-out financial statements relating to the Contributions, and (b) MLP shall be responsible for the fees and expenses of Andrews Kurth Kenyon LLP, Richards, Layton & Finger, P.A. and Evercore Group, L.L.C. to the extent incurred by the Conflicts Committee or GP, in each case in connection with the negotiation of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

11.2. Further Assurances. From time to time, and without further consideration, each Party will execute and deliver to the other Party such documents and take such actions as the other Party may reasonably request in order to more effectively implement and carry into effect the transactions contemplated by this Agreement.

11.3. Transfer Taxes. The Parties anticipate that the Contribution is exempt from or is otherwise not subject to any sales, use, transfer or similar Taxes. If any such sales, transfer, use or similar Taxes are due or should hereafter become due (including penalties and interest thereon) by reason of this transaction, such Taxes shall be borne one-half by MLP and one-half by HoldCo, except that any interest, additions and penalties that arise as a result of a Person’s failure to timely and properly pay its portion of such Taxes shall be borne exclusively by such Person. The Parties will, and will cause their Affiliates to, cooperate in the preparation and filing of any Tax Returns and other documentation with respect to Transfer Taxes.

11.4. Assignment. No Party may assign this Agreement or any of its rights or obligations arising hereunder without the prior written consent of the other Parties.

11.5. Entire Agreement, Amendments and Waiver. This Agreement, together with the Transaction Documents and all certificates, documents, instruments and writings that are delivered pursuant hereto and thereto, contain the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede all prior agreements, arrangements and understandings relating to the subject matter hereof. This Agreement may be amended, superseded or terminated only by a written instrument duly executed by the Parties specifically stating that it amends, supersedes or terminates this Agreement. Any of the terms of this Agreement and any condition to a Party’s obligations hereunder may be waived only in writing by such Party specifically stating that it waives such term or condition hereof. No waiver by a Party of any one or more conditions or defaults by the other Party in the performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any future condition or default, whether of a like or different character, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in such waiver.

11.6. Disclosure Schedules. Except with respect to any Schedule Updates, which are governed by Section 6.6, the disclosure of any matter in any section or subsection of the HoldCo Disclosure Schedule or the MLP Disclosure Schedule (collectively, the “Disclosure Schedules”), as applicable, shall be deemed to be a disclosure under the respective Disclosure Schedule for all purposes of this Agreement to which such matter could reasonably be expected to be pertinent. The mere disclosure of any matter or item on a Disclosure Schedule as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by any of the Parties, as applicable, or to otherwise imply, that any such item has had or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of this Agreement, that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement or that such item represents a determination that the transactions contemplated hereby require the consent of any Third Party. The sections or subsections of each Disclosure Schedule are arranged in sections corresponding to the numbered and lettered sections and subsections of this Agreement. Matters disclosed in any section or subsection of any of the Disclosure Schedules are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by this Agreement, and disclosure of such additional matters shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations hereunder. To the extent cross-references are set forth in any section or subsection of any of the Disclosure Schedules, such cross-references are intended solely for convenience and are by no means intended as a statement of limitation as to where disclosure is relevant or appropriate. The reference to any Contract or other documents or materials in any section or subsection of any of the Disclosure Schedules shall be deemed to incorporate by reference, for all purposes set forth in this Section 11.6 and the remainder of this Agreement, all terms and conditions of, and schedules and annexes to, such Contract or other document to the extent made available, prior to the date of this Agreement, to the Transferee and their Representatives or HoldCo and its Representatives, as applicable. Headings inserted in the sections or subsections of any of the Disclosure Schedules are for convenience of reference only and shall to no extent have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

11.7. Severability. Each term and provision of this Agreement is intended to be severable. If any term or provision hereof is found to be illegal, invalid or unenforceable for any reason whatsoever, such illegality, invalidity or unenforceability shall not affect the legality, validity or enforceability of the remainder of this Agreement. If any provision hereof, or the application hereof to any Person or any circumstance, is found to be illegal, invalid or unenforceable, then (a) a suitable and equitable provisions shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder hereof and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision or the application thereof in any other jurisdiction.

11.8. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. A signed copy of this Agreement and any other Transaction Document delivered by facsimile, e-mail or other means of electronic transmission shall have the same legal effect as delivery of an original signed copy of this Agreement or such other Transaction Document.

11.9. Governing Law, Dispute Resolution.

(a) Governing Law. This Agreement shall be governed by, enforced in accordance with, and interpreted under, the Laws of the State of Delaware, without regard to any conflict of laws rules or principles thereof that would direct the application of the Law of another jurisdiction.

(b) Negotiation. In the event of any Dispute, the Parties shall promptly seek to resolve any such Dispute by negotiations between senior executives of the Parties who have authority to settle the Dispute. When a Party believes there is a Dispute under this Agreement, then such Party will give the other Parties written notice of the Dispute. Within thirty (30) days after receipt of such notice, the receiving Parties shall submit to the notifying Party a written response to such notice. Both the notice and the response to such notice shall include (i) a statement of each Party’s position and a summary of the evidence and arguments supporting such position, and (ii) the name, title, fax number and telephone number of the executive or executives who will represent the Party giving such notice or responding thereto. If the Dispute involves a claim arising out of the actions of any Person not a signatory to this Agreement, the receiving Party shall have such additional time as necessary, not to exceed an additional thirty (30) days, to investigate the Dispute before submitting a written response to such notice. The executives shall meet at a mutually acceptable time and place within fifteen (15) days after the date of the response and thereafter as often as they reasonably deem necessary to exchange relevant information and to attempt to resolve the Dispute. If one of the executives intends to be accompanied at a meeting by an attorney, the other executive shall be given at least five (5) Business Days’ notice of such intention and may also be accompanied by an attorney.

(c) Failure to Resolve. If a Dispute has not been resolved within sixty (60) days after the date of the response required to be given pursuant to Section 11.9(b), or such additional time, if any, that the Parties mutually agree to in writing, or if the Party receiving such notice of a Dispute denies the applicability of the provisions of Section 11.9(b) or otherwise refuses to participate under the provisions of Section 11.9(b), then, subject to the other provisions of this Agreement, either Party may pursue any remedies available to it at law or in equity.

(d) Forum; Venue; Submission to Jurisdiction. Except as otherwise set forth in this Agreement, all actions, suits or proceedings arising out of or relating to this Agreement, any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby shall be heard and determined exclusively in the United States federal courts for the Southern District of Texas sitting in Harris County, Texas; provided, however, that if such federal courts do not have jurisdiction over such action, suit or proceeding, such action, suit or proceeding shall be heard and determined exclusively in any state court sitting in Harris County, Texas. Consistent with the preceding sentence, each of HoldCo, MLP and OLP (i) irrevocably submits to the exclusive jurisdiction of any federal or Texas state court sitting in Harris County, Texas for the purpose of any action, suit or proceeding arising out of or relating to this Agreement, any of the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby brought by any of them, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper, or that this Agreement, any of the other Transaction Documents or the transactions contemplated hereby or thereby may not be enforced in or by any of the above-named courts and (iii) irrevocably consents to and grants any such court exclusive jurisdiction over the person of such parties and over the subject matter of such action, suit or proceeding and agrees that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 11.10 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof.

(e) Jury Waivers. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

11.10. Notices and Addresses. Any notice, request, instruction, waiver or other communication to be given hereunder by either Party shall be in writing and shall be considered duly delivered if personally delivered, mailed by certified mail with the postage prepaid (return receipt requested), sent by messenger or overnight delivery service, or sent by facsimile to the addresses of the Parties as follows:

MLP:	DCP Midstream Partners, LP 370 – 17th Street, Suite 2775 Denver, Colorado 80202 Telephone: (303) 633-2900 Facsimile: (303) 633-2921 Attn: President

with a copy (which shall not constitute notice) to:	DCP Midstream Partners, LP 370 – 17th Street, Suite 2775 Denver, Colorado 80202 Telephone: (303) 633-2900 Facsimile: (303) 633-2921 Attn: General Counsel

OLP:	DCP Midstream Partners, LP 370 – 17th Street, Suite 2775 Denver, Colorado 80202 Telephone: (303) 633-2900 Facsimile: (303) 633-2921 Attn: President

with a copy (which shall not constitute notice) to:	DCP Midstream Operating, LP 370 – 17th Street, Suite 2775 Denver, Colorado 80202 Telephone: (303) 633-2900 Facsimile: (303) 633-2921 Attn: President

HoldCo:	DCP Midstream, LLC 370 – 17th Street, Suite 2500 Denver, Colorado 80202 Telephone: (303) 595-3331 Facsimile: (303) 605-2226 Attn: President

with a copy (which shall not constitute notice) to:	DCP Midstream, LLC 370 – 17th Street, Suite 2500 Denver, Colorado 80202 Telephone: (303) 605-1630 Facsimile: (303) 605-2226 Attn: General Counsel

and to:	Bracewell LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 Telephone: (713) 221-1122 Facsimile: (713) 437-5370 Attn: William S. Anderson

or at such other address as either Party may designate by written notice to the other Party in the manner provided in this Section 11.10. Notice by mail shall be deemed to have been given and received on the third (3rd) day after posting. Notice by messenger, overnight delivery service, facsimile transmission (with answer-back confirmation) or personal delivery shall be deemed given on the date of actual delivery.

11.11. Press Releases. Except as may otherwise be required by securities Laws and public announcements or disclosures that are, in the reasonable opinion of the Party proposing to make the announcement or disclosure, legally required to be made, there shall be no press release or public communication concerning the transactions contemplated by this Agreement by any Party except with the prior written consent of the Parties not originating such press release or communication, which consent shall not be unreasonably withheld or delayed. The Parties shall consult in advance on the necessity for, and the timing and content of, any communications to be made to the public and, subject to legal constraints, to the form and content of any application or report to be made to any Governmental Authority that relates to the transactions contemplated by this Agreement.

11.12. Offset. Nothing contained herein or in any Transaction Document shall create a right of offset or setoff for any Party under this Agreement and each Party hereby waives and disclaims any such right of offset or setoff under all applicable Law.

11.13. Third Party Beneficiaries. Nothing in this Agreement shall provide any benefit to any Third Person or entitle any Third Person to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement shall not be construed as a third-party beneficiary contract; provided, however, that the indemnification provisions of ARTICLE X shall inure to the benefit of the MLP Indemnitees and the HoldCo Indemnitees as provided therein.

11.14. Negotiated Transaction. The provisions of this Agreement were negotiated by the Parties, and this Agreement shall be deemed to have been drafted by all Parties.

11.15. Action by MLP. Any amendment of this Agreement as provided in Section 11.5 shall require Special Approval by the Conflicts Committee on behalf of MLP.

[Remainder of page intentionally left blank; signature page follows.]

THE PARTIES HAVE signed this Agreement by their duly authorized officials as of the date first set forth above.

DCP MIDSTREAM, LLC

By:	/s/ Wouter Van Kempen
Name:	Wouter Van Kempen
Title:	Chairman of the Board, President and Chief Executive Officer

DCP MIDSTREAM PARTNERS, LP

By: DCP MIDSTREAM GP, LP, Its General Partner

By: DCP MIDSTREAM GP, LLC, Its General Partner

By:	/s/ Sean P. O’Brien
Name:	Sean P. O’Brien
Title:	Group Vice President and Chief Financial Officer

DCP MIDSTREAM OPERATING, LP

By: DCP MIDSTREAM OPERATING, LLC, Its General Partner

By:	/s/ Sean P. O’Brien
Name:	Sean P. O’Brien
Title:	Group Vice President and Chief Financial Officer

[Signature Page to Contribution Agreement]